Martha Redding
Corporate Secretary & Associate General Counsel
Martha.redding@ice.com

NYSE
AN ICE EXCHANGE

June 30, 2023

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find the 2023 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2023 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation (f/k/a Creditex Securities Corporation), or ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5. Additionally, this Ex. D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).

---

[1] See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2] See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3] See id. at 5, and 82 FR 20671, at 20672.

In addition, each of the Exchanges is submitting an amendment to Exhibit F of the Form 1 applications, containing an updated complete set of forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber. Specifically, the Exchanges are each filing an updated Pillar Access Provider Connection Agreement (the "Agreement") which contains an updated Exhibit A of the Agreement to include clarifying fields, such as which market and which service provider type the Exhibit A should link to on the Agreement. Additionally, NYSE, NYSE American, NYSE Arca, and NYSE National are each filing an updated NYSE Application for Market Maker Registration which has updates to the section for NYSE DMM Applications. Specifically, the application was updated to remove an old DLE Agreement, remove the FINRA 1017 requirements, and clarified the reference to 123E to Rule 123E.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,



Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/29/23	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE Chicago, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box): 11 Wall Street, New York, NY 10005

23007762

3. Provide the applicant's mailing address (if different): N/A
4. Provide the applicant's business telephone and facsimile number: 212-656-2938 (Telephone) 212-656-6101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee: Martha Redding (Name) Corporate Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 03/15/72 (b) State/Country of formation: Delaware/USA

(c) Statute under which applicant was organized: Delaware General Corporate Laws

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/23 (MM/DD/YY) NYSE Chicago, Inc. (Name of applicant)

By: (Signature) Martha Redding, Corporate Secretary (Printed Name and Title)

Subscribed and sworn before me this 29th day of June (Month), 2023 (Year) by (Notary Public)

My Commission expires May 29, 2024 County of Westchester State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

AMY MAURO
Notary Public, State of New York
No. 01MA6262613
Qualified in Westchester County
My Commission Expires May 29, 2024

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE CHICAGO, INC.

June 2023

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2023

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of NYSE Chicago, Inc. for the last fiscal year follow, with the following exceptions.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation (f/k/a Creditex Securities Corporation), and ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).



NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	303
Accounts Receivable, Net of Allowance		1,043
Prepaid Expenses and Other Current Assets		259
Due from affiliates, net		257,840
Income tax receivable		1,032
Current assets		260,477
NON-CURRENT ASSETS:		
Goodwill		89,412
Investment in subsidiary		59,971
Other non-current assets		149,383
Assets		409,860
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		295
SEC fees payable		7,199
Current liabilities		7,494
NON-CURRENT LIABILITIES:		
Other non-current liabilities		0
Non-Current liabilities		0
Liabilities		7,494
Noncontrolling Interest		(27,418)
SHAREHOLDERS EQUITY:		
Additional paid-in capital		529
Retained earnings		429,255
Equity		429,784
Total liabilities and equity	$	409,860

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	81,469
Data services fees, net		8,503
Other revenues		35,138
Transaction based expenses		(14,248)
Total revenue, less transaction-based expenses		**110,862**
Professional services		33
Technology and communication		3,870
Selling, general and administrative		(24)
Affiliate expense		43,753
Operating expenses		**47,632**
Operating income		**63,230**
Intercompany Interest income		1,764
Other expense, net		**1,764**
Pre-tax net income		**64,994**
Income tax expense		963
Net income		**64,031**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

Andrew Kalotay Associates, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,637
Accounts Receivable, Net		313
Current assets		1,950
NONCURRENT ASSETS:		
Goodwill		3,159
Other Intangibles, Net		1,313
Noncurrent assets		4,472
Total assets	$	6,422
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	49
Due to affiliates, net		510
Deferred Revenue		91
Current liabilities		650
NONCURRENT LIABILITIES:		
Deferred Tax Liabilities Non Current		360
Noncurrent liabilities		360
Total liabilities	$	1,010
EQUITY:		
Retained earnings		5,412
Total equity		5,412
Total liabilities and equity	$	6,422

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

Andrew Kalotay Associates, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:		
Fixed Income Data Services		1,283
Total Revenue		1,283
Expenses:		
Compensation and Benefits		1
Professional Services		12
Technology and communications		26
Rent and other occupancy		2
Amortization and depreciation		358
Operating expenses		399
Operating income		884
Income Tax Expense		235
Net income	$	649

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

OTHER NONCURRENT ASSETS		
Investment in affiliate		3,103
Goodwill		1,131
Other noncurrent assets		4,234
Total assets	**$**	**4,234**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	4,691
Current liabilities		4,691
Total liabilities		**4,691**
EQUITY:		
Retained deficit		(457)
Equity		**(457)**
Total liabilities and equity	**$**	**4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrir adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchai Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form : previously filed with the Securities and Exchange Commission.



Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

OPERATING EXPENSES:	
Selling, general & administration	$ -
Operating expenses	-
Net loss	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliate	$ 1
Current liabilities	1
Total liabilities	**1**
EQUITY:	
Member capital	2,703
Retained deficit	(2,704)
Equity	**(1)**
Total liabilities and equity	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

OTHER EXPENSE:		
Other expense		0
Other expense		**0**
Net loss	**$**	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chatham Energy, LLC
Balance Sheet
Year Ended December 31, 2022
(Unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other non-current assets		5,402
Total assets	**$**	**5,402**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	3
Accrued salaries and benefits		5
Due to affiliate		4,705
Current liabilities		4,713
Total liabilities		**4,713**
EQUITY:		
Contributed capital		29,101
Retained deficit		(28,412)
Equity		**689**
Total liabilities and equity	**$**	**5,402**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

Chatham Energy, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	692
Operating revenues		**692**
OPERATING EXPENSES:		
Compensation and benefits		478
Professional services		8
Rent and occupancy		57
Technology and communication		31
Selling, general and administrative		2
Intercompany affiliate expense		69
Operating expenses		**645**
Net income	**$**	**47**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	49
Income tax receivable		7
Due from affiliates, net		745
Current assets		801
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	**$**	**34,133**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		0
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		8,773
Non-current liabilities		8,773
Total liabilities		**8,773**
EQUITY:		
Contributed capital		1,950
Retained earnings		19,612
Accumulated other comprehensive income		3,798
Equity		**25,360**
Total liabilities and equity	**$**	**34,133**

›f management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring ecessary to fairly present our financial position and results of operations for the period presented. Certain information ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of een condensed or omitted. These financial statements do not include income taxes accounting and equity method balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental the ultimate parent company) at that date but does not include all of the information required by generally accepted ciples for complete financial statements. These financial statements should be read in conjunction with the lExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained eport on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

TOTAL REVENUE	**$ -**
OPERATING EXPENSES:	
Selling, general & administration	20
Operating expenses	**20**
Operating loss	**(20)**
OTHER EXPENSE:	
Other expense	**11**
Pre-tax net loss	(31)
Income tax benefit	808
Net income	**$ 777**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NON-CURRENT ASSETS		
Investment in subsidary		2,529
Other non-current assets		2,529
Total Assets	**$**	**2,529**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	-
Current liabilities		-
Total liabilities		**-**
EQUITY:		
Retained earnings		2,529
Member Equity		**2,529**
Total Liabilities and Member Equity	**$**	**2,529**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(in thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

CHXBD, LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	120
Due from affiliates, net		16
Current assets		136
Total assets	$	136
LIABILITIES and EQUITY		
Equity:		
Retained earnings		136
Total equity		136
Total liabilities and equity	$	136

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


TRADE THE WORLD™

CHXBD, LLC
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		2
Operating expenses		2
Operating loss		(2)
Pre-tax net loss		(2)
Income tax benefit		-
Net loss	$	(2)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Commodities Exchange Center
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		**1**
Total member equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,667
Income tax receivable		44
Current assets		1,711
PROPERTY AND EQUIPMENT		
Property and equipment cost		1,354
Accumulated depreciation		(1,349)
Property and equipement, net		5
OTHER NON-CURRENT ASSETS:		
Deferred tax assets- noncurrent		1,020
Other non-current assets		1,020
Assets		2,736
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		80
Due to affiliates, net		3,691
Current liabilities		3,771
SHAREHOLDERS EQUITY:		
Contributed capital		622
Retained deficit		(1,657)
Equity		(1,035)
Total liabilities and equity	$	2,736

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDIT MARKET ANALYSIS USA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)

Affiliate income	$	810
Total revenue		**810**
Compensation and benefits		602
Professional services		15
Technology and communication		1
Rent and Other Occupancy		80
Selling, general and administrative		3
Depreciation and amortization		95
Operating expenses		**796**
Operating income		**14**
Other income, net		4
Other income, net		**4**
Pre-tax net income		**18**
Income tax expense		5
Net income		**13**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX GROUP, INC.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:				
	Cash and cash equivalents		$	18,161
	Prepaid expenses and other current assets			178
	Current income tax receivable			101
		Current assets		18,440
PLANT PROPERTY AND EQUIPMENT:				
	Operating Lease Right of Use Asset			3,664
	Property and equipment cost			41,751
	Accumulated depreciation			(32,512)
		Property and equipment, net		12,903
OTHER NON-CURRENT ASSETS:				
	Goodwill			358,772
	Other noncurrent assets			567
		Other non-current assets		359,339
		Assets		390,682
LIABILITIES and EQUITY:				
CURRENT LIABILITIES:				
	Accounts payable and accrued liabilities			31
	Accrued salaries and benefits			6,784
	Other Current Liabilities			1,135
	Due to affiliates, net			449,428
		Current liabilities		457,378
NON-CURRENT LIABILITIES:				
	Deferred tax liabilities - noncurrent			29,228
	Other Non Current Liabilities			2,610
		Non-current liabilities		31,838
		Liabilities		489,216
EQUITY:				
	Additional Paid in Capital			40,737
	Contributed capital			415,909
	Retained deficit			(556,873)
	Accumulated other comprehensive income			1,693
		Equity		(98,534)
		Total liabilities and equity	$	390,682

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDITEX GROUP, INC.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(In thousands)

Transaction fees, net	$	-
Affiliate revenue		32,913
Total revenue		32,913
Compensation and benefits		26,233
Professional services		251
Technology and communications		334
Rent and other occupancy		1,878
Selling, general & administration		157
Amortization & depreciation expense		6,257
Service & license fees to affiliate		4,744
Operating expenses		39,854
Operating loss		(6,941)
Interest income		54
Interest income from affiliates		570
Other income, net		10
Other income, net		634
Pre-tax net loss		(6,307)
Income tax expense		1,516
Net loss	$	(7,823)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDITEX, LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	127
Accounts receivable, net of allowance		1,643
Prepaid Expenses and Other Current Assets		4
Due from affiliates, net		512,917
Assets	$	514,691
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		-
Contributed capital		90,241
Retained earnings		424,450
Equity	$	514,691
Total liabilities and equity	$	514,691

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX, LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(In thousands)

Fixed Income & Data Services Revenues	$	3,399
Total revenue		3,399
Selling, general & administration		29
Affiliate expense		165
Operating expenses		194
Operating income		3,205
Other income, net		15
Pre-tax net income		3,220
Net income	$	3,220

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2022
(Unaudited)

CURRENT ASSETS:		
Income Tax Receivable		6
Current Assets		6
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent	$	559
Other noncurrent assets		559
Assets	$	565
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		1,025
Current liabilities		1,025
EQUITY:		
Contributed Capital		193,580
Retained deficit		(194,621)
Accumulated other comprehensive income		581
Equity		(460)
Total liabilities and equity	$	565

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Pre-tax net income		-
Income tax expense		218
Net loss	$	(218)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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DCFB LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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eCops, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		**1**
Total Member Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Electric Railroad LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets		138
Income Tax Receivable		92
Due from affliliate, net		1,757
Current assets		1,987
NON-CURRENT ASSETS:		
Deferred Tax Asset		80
Non-current assets		80
Total assets	**$**	**2,067**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1
Accrued salaries and benefits		214
Current liabilities		**215**
EQUITY:		
Contributed capital		1,101
Retained earnings		751
Equity		**1,852**
Total liability and equity	**$**	**2,067**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

TOTAL REVENUE	**$ -**
OPERATING EXPENSES:	
Selling, general and administrative	246
Operating expenses	**246**
Pre-tax net loss	(246)
Income tax benefit	(92)
Net Loss	**$ (154)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



essDOCS Amercias Limited
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	36
Income Tax Receivable		7
Current assets		43
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		2
Accumulated depreciation		(2)
Property and equipment, net		-
Total assets	$	43
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilites		8
Due to affiliates, net	$	606
Current liabilities		614
NONCURRENT LIABILITIES:		
Deferred Tax Liabilities Non Current		23
Noncurrent liabilities		23
Total liabilities	$	637
EQUITY:		
Retained deficit		(594)
Total equity		(594)
Total liabilities and equity	$	43

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

essDOCS Amercias Limited
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:	
Transaction fees, net	-
Total Revenue	-
Expenses:	
Professional services	1
Operating expenses	1
Other Income Net	50
Operating income	49
Income Tax Expense	20
Net income	$ 29

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

Guaranty Clearing Corporation
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Hawk Enterprises 1, Inc.
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.



Hawk Enterprises 2, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.


ICE TRADE THE WORLD™

Hercules Solutions LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	192
Current assets		192
NONCURRENT ASSETS:		
Other Intangibles, Net		4,156
Investment in subsidiary		151
Noncurrent assets		4,307
Total assets	$	4,499
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net	$	457
Current liabilities		457
Total liabilities	$	457
EQUITY:		
Retained earnings		4,042
Total equity		4,042
Total liabilities and equity	$	4,499

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Hercules Solutions LLC
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:		
OTC Revenue		-
Total Revenue		-
Expenses:		
Professional		(1)
Technology and communications		157
Rent and Other Occupancy		24
Amortization and depreciation		1,181
Operating expenses		1,361
Operating loss		(1,361)
Net loss	$	(1,361)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

Highway Networks LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 4165, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(4)
Current assets		(4)
OTHER NON-CURRENT ASSETS:		
Operating Lease Right of Use Asset		1,093
Property and Equipment		11,513
Accumulated depreciation		(3,614)
Other Non Current Assets		12
Non-current assets		9,004
Total assets		9,000
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued payable and Accrued Liabilities	$	32
Other Current Liabilities		59
Intercompany		99
Current liabilities		190
NON CURRENT LIABILITIES:		
Other Non current liabilities	$	1,050
Non Current liabilities		1,050
EQUITY:		
Member capital		7,760
Equity		**7,760**
Total liabilities and equity	**$**	**9,000**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 4165, LLC
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
Selling, general, and administrative		221
Amortization and Depreciation		668
Operating expenses		889
Operating loss		(889)
Pre-tax net loss		(889)
Income tax expense		0
Net loss	$	(889)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE 5660, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		141,615
Accumulated depreciation		(68,248)
Property and equipment, net		73,367
NON-CURRENT ASSETS		
Other non-current assets		138
Non-current assets		138
Total assets	$	73,505
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	479
Due to affiliate, net		2,039
Current liabilities		2,518
Total liabilities		2,518
EQUITY:		
Contributed capital		37,776
Retained earnings		33,211
Equity		70,987
Total liabilities and equity	$	73,505

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE 5660, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(in thousands)

OPERATING EXPENSES:		
Professional Services		681
Technology Expenses		2
Rent and other occupancy		3,183
Selling, general and administrative		1,792
Amortization and depreciation expense		6,539
Operating expenses		**12,197**
Net loss	**$**	**(12,197)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE Atrium Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	931
Income Tax Payable		31
Prepaid expenses and other current assets		167
Current assets		1,129
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,883
Accumulated depreciation		(1,462)
Property and equipment, net		421
NON-CURRENT ASSETS:		
Goodwill		1,126
Deferred tax assets - noncurrent		829
Other non-current assets		1,955
Assets		3,505
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		124
Accrued salaries and benefits		333
Due to affiliates, net		18,060
Current liabilities		18,517
Liabilities		18,517
SHAREHOLDERS EQUITY:		
Contributed capital		411
Retained deficit		(15,423)
Equity		(15,012)
Total liabilities and equity	$	3,505

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Atrium Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Data services fees, net	$	-
Total revenue		**0**
Compensation and benefits		1,603
Professional Services		5
Technology and communication		1,088
Rent and occupancy		67
Selling, general and administrative		(105)
Depreciation and amortization		254
Affiliate expense		430
Operating expenses		**3,342**
Operating loss		**(3,342)**
Other expense (income), net		(192)
Other expense, net		**(192)**
Pre-tax net loss		**(3,150)**
Income tax benefit		881
Net loss		**(2,269)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Due from affiliate, net	$ 338
Current assets	338
Assets	338
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	-
Current liabilities	0
SHAREHOLDERS EQUITY:	
Retained earnings	338
Equity	338
Total liabilities and equity	$ 338

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	**-**
Pre-tax net income	**-**
Income tax expense	-
Net income	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear Credit LLC

Balance Sheet

As of December 31, 2022

(Unaudited)

(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	180,642
Cash - clearing member deposits		34,453,463
Accounts receivable, net of allowance		8,953
Restricted Cash		106,800
Prepaid expenses and other current assets		13,321
Current Assets		34,763,179
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		67,412
Accumulated depreciation		(52,742)
Property and equipment, net		14,670
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	34,827,849
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	91,698
Accrued salaries and benefits		5,161
Due from affiliates, net		8,025
Margin deposits and guaranty funds		34,453,463
Deferred revenue		3,055
Current liabilities		34,561,402
NONCURRENT LIABILITIES:		
Other Non Current Liabilities		0
Noncurrent liabilities		0
Liabilities		34,561,402
EQUITY:		
Contributed capital		126,800
Retained earnings		139,647
Total equity		266,447
Total liabilities and equity	$	34,827,849

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE CLEAR CREDIT

ICE Clear Credit LLC
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Credit and Other	$	247,969
Fixed Income Data Services		325
Affiliate revenue		4,024
Total Revenue		252,318
Expenses:		
Compensation and benefits		13,873
Professional services		896
Technology and communication		7,464
Rent and occupancy		884
Selling, general and administrative		985
Depreciation and amortization		9,244
Service and license fees to affiliates		36,677
Operating Expenses		70,023
Operating Income		182,295
Other expense, net		(2,432)
Pre-Tax Net Income		179,863
Income tax expense		-
Net Income	$	179,863

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear U.S., Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	38,482
Margin deposits and guaranty funds	4,737,976
Restricted Cash	109,400
Accounts receivable, net of allowance	38,699
Current income tax receivable	76
Prepaid expenses and other current assets	2,817
Current assets	4,927,450
Other non-current assets:	
Restricted Cash LT	89,745
Deferred tax asset - noncurrent	4,751
Other non-current assets	94,496
Total assets	5,021,946
Current liabilities:	
Accounts payable and accrued liabilities	15,463
Accrued salaries and benefits	2,093
Margin deposits and guaranty funds	4,737,976
Deferred Revenue	1,400
Due to affiliates, net	46,081
Current liabilities	4,803,013
NONCURRENT LIABILITIES:	
Other noncurrent liabilities	33,433
Noncurrent Liabilities	33,433
Total liabilities	4,836,446
Equity:	
Contributed capital	68,612
Retained earnings	116,888
Total equity	185,500
Total liabilities and equity	5,021,946

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear U.S., Inc.

Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	316,927
Other revenues		28,003
Service and license fees for affiliates		1,358
Total revenues		346,288
Expenses:		
Compensation and benefits		10,270
Professional services		1,697
Technology and communication		1,089
Rent and occupancy		883
Selling, general and adminstrative		3,067
Service and license fees to affiliates		62,021
Operating expenses		79,027
Operating income		267,261
Other income, net		3,015
Interest expense to affiliates		(330)
Other income, net		2,685
Pre-tax net income		269,946
Income tax expense		66,603
Net income	$	203,343

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

CURRENT ASSETS		
Prepaid expenses and Other Current Assets		1
Due from affiliate		61
Income Tax Receivable		2
		64
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		2,555
Accumulated depreciation		(2,555)
Property and equipment net		0
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		4,776
Total assets	**$**	**4,840**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Contributed capital		8,940
Retained deficit		(4,100)
Equity		**4,840**
Total liabilities and equity	**$**	**4,840**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norı recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year eı December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.


ICE TRADE THE WORLD™

ICE Credit Hub, LLC
Income Statement
As Of December 31, 2022
(Unaudited)
(In thousands)

OPERATING EXPENSES:	
Amortization & depreciation expense	13
Operating expenses	**13**
Other Income net	**4**
Pre-tax net loss	**(9)**
Income tax expense	1
Net loss	**$ (10)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE Credit SEF LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Analytics, LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		3,051
Prepaid expenses and other current assets		258
Income tax receivable		14
Due from affiliates, net		242
Current assets		3,565
Property and equipment:		
Property and equipment cost		54,100
Accumulated depreciation		(38,340)
Operating Lease Right of Use Asset		377
Property and equipment, net		16,137
Other non-current assets:		
Other noncurrent assets		154
Other non-current assets		154
Total assets	$	19,856

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		159
Accrued salaries and benefits		4,531
Other Current Liabilities		406
Deferred revenue		128
Current liabilities		5,224
Non-current liabilities:		
Other noncurrent liabilities		3,408
Non-current liabilities		3,408
Total liabilities		8,632
Equity:		
Contributed capital		8,551
Retained earnings		2,673
Total equity		11,224
Total liabilities and equity	$	19,856

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE Data Analytics, LLC
Statement of Income
As of December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	28,667
Total revenues		28,667
Expenses:		
Compensation and benefits		12,669
Professional services		663
Technology and communication		1,330
Rent and occupancy		733
Selling, general and administrative		143
Depreciation and amortization		10,521
Operating expenses		26,059
Operating income		2,608
Other income, net		6
Pre-tax net income		2,614
Income tax expense		7
Net income	$	2,607

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Connectivity & Feeds, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		19,797
Income tax receivable		3
Due from affiliates, net		1,351
Prepaid expenses and other current assets		55
Current assets		21,206
Property and equipment:		
Property and equipment cost		22,706
Accumulated depreciation		(17,932)
Property and equipment, net		4,774
Other non-current assets:		
Other noncurrent assets		26
Deferred tax assets- non-current		6,067
Other non-current assets		6,093
Total assets	$	32,073

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		3,230
Accrued salaries and benefits		7,054
Due to affiliates, net		1,863
Current liabilities		12,147
Non-current liabilities:		
Other noncurrent liabilities		168
Non-current liabilities		168
Total liabilities		12,315
Equity:		
Contributed capital		9,041
Retained earnings		10,717
Total equity		19,758
Total liabilities and equity	$	32,073

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Connectivity & Feeds, Inc.
Statement of Income
As of December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	74,526
Total revenues		74,526
Expenses:		
Compensation and benefits		32,940
Professional services		431
Technology and communication		19,407
Rent and occupancy		1,412
Selling, general and administrative		1,000
Depreciation and amortization		2,882
Affiliate expense		10,983
Operating expenses		69,055
Operating income		5,471
Other income, net		960
Other expense, net		960
Pre-tax net income		6,431
Income tax expense		2,397
Net income	$	4,034

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ (6)
Accounts receivable, net of allowance	18,763
Prepaid expenses and other current assets	370
Current Income Tax Receivable	20
Current assets	**19,147**
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	71,898
Accumulated depreciation	(55,050)
Property and equipment, net	**16,848**
OTHER NON-CURRENT ASSETS:	
Goodwill	306,722
Other intangibles, net	2,793
Deferred Income Tax Asset Non Current	4,017
Other non-current assets	**313,532**
Total assets	**$ 349,527**
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 1,877
Accrued salaries and benefits	150
Due to affiliate, net	33,059
Deferred revenue, current	31,492
Current liabilities	**66,578**
NON-CURRENT LIABILITIES:	
Other non-current liabilities	1,719
Non-current liabilities	**1,719**
Total liabilities	**68,297**
EQUITY:	
Additional paid-in-capital	18,781
Retained earnings	262,449
Total equity	**281,230**
Total Liabilities and equity	**$ 349,527**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Data services fees, net	$	66,756
Affiliate revenue		31
Total revenue		**66,787**
Compensation and benefits		1,736
Professional services		169
Technology and communication		10,586
Rent and occupancy		54
Selling, general and administrative		(165)
Depreciation and amortization		10,932
Affiliate expense		42,638
Operating expenses		**65,950**
Operating loss		**837**
Other expense, net		(2,307)
Other income, net		**(2,307)**
Pre-tax net loss		**(1,470)**
Income tax benefit		(2,407)
Net income		**937**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,273
Accounts receivable, net of allowance		40,216
Due from affiliates, net		2,276
Income Tax Receivable		25
Prepaid expenses and other current assets		565
Current assets		44,355
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		17,619
Accumulated depreciation		(10,720)
Property and equipment, net		6,899
NON-CURRENT ASSETS:		
Goodwill		90,895
Other intangibles, net		13,138
Other non-current assets		104,033
Assets		155,287
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		2,573
Accrued salaries and benefits		3,441
Deferred revenue		10
Current liabilities		6,024
NON-CURRENT ASSETS:		
Other non-current liabilities		202
Liabilities		6,226
SHAREHOLDERS EQUITY:		
Additional paid in capital		6,289
Retained earnings		142,772
Equity		149,061
Total liabilities and equity	$	155,287

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Data services fees, net	$	110,961
Affiliate revenues		910
Total revenue		**111,871**
Compensation and benefits		10,532
Professional services		644
Technology and communication		12,051
Rent and Other Occupancy		487
Selling, general and administrative		736
Depreciation and amortization		10,373
Affiliate expenses		4,745
Operating expenses		**39,568**
Operating income		**72,303**
Affiliate interest expense		2,100
Other expense		9
Other expense, net		**2,109**
Pre-tax net income		**74,412**
Income tax expense		21
Net income		**74,391**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents		(94)
Accounts Receivable, net of allowance		14,859
Prepaid Expenses and Other Current Assets		90
Due from affiliates		198,614
Income Tax Receivable		43
Current Assets		213,512
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		79
Accumulated depreciation		(79)
Property and equipment net		-
OTHER NONCURRENT ASSETS:		
Goodwill		78,302
Other Intangibles, net		313
Deferred tax asset - noncurrent		
Other Noncurrent Assets		78,614
Total assets	**$**	**292,127**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		628
Accrued salaries and benefits		1,474
Deferred Revenue		2,099
Current Liabilities		**4,202**
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		2,391
Other non-current liablities		9
Non-current Liabilities		**2,400**
Total liabilities		**6,602**
EQUITY:		
Retained Earnings		199,368
Contributed Capital		86,157
Equity		**285,525**
Total liabilities and equity	**$**	**292,127**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(in thousands)

REVENUES:		
Market data revenue		52,145
Revenue from affiliate, net		1,710
Operating Revenues		**53,855**
OPERATING EXPENSES:		
Compensation and benefits		8,214
Professional services		242
Rent and occupancy		644
Technology and communication		2,615
Selling, general & administrative		(322)
Depreciation & amortization expense		100
Intercompany expense		6,337
Operating expenses		**17,831**
OTHER INCOME:		
Other expense		**(7)**
Pre-tax net income		36,018
Income tax expense		10,581
Net income	**$**	**25,437**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents		3,100
Accounts receivable, net of allowance		146,829
Prepaid expenses and other current assets		4,003
Income tax receivable		26
Due from affiliates, net		473,235
Current assets		627,193
Property and equipment:		
Property and equipment cost		47,018
Accumulated depreciation		(44,285)
Operating Lease Right of Use Asset		7,086
Property and equipment, net		9,819
Other non-current assets:		
Investment in Sub		4,530
Other noncurrent assets		43
Other non-current assets		4,573
Total assets	$	641,585

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		17,577
Accrued salaries and benefits		15,596
Other Current Liabilities		4,961
Deferred revenue		576
Current liabilities		38,710
Non-current liabilities:		
Other noncurrent liabilities		10,240
Non-current liabilities		10,240
Total liabilities		48,950
Equity:		
Contributed capital		27,306
Retained earnings		565,329
Total equity		592,635
Total liabilities and equity	$	641,585

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net		778,244
Affiliate revenue		14,634
Total revenues		792,878
Expenses:		
Compensation and benefits		75,403
Professional services		1,464
Technology and communication		76,009
Rent and occupancy		3,928
Selling, general and administrative		3,583
Depreciation and amortization		2,099
Affiliate expense		33,100
Operating expenses		195,586
Operating income		597,292
Other expenses, net		(9,712)
Pre-tax net income		587,580
Income tax expense		42
Net income	$	587,538

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services Wireless LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents		562
Accounts receivable, net of allowance		1,429
Due from affiliate, net		13,707
Prepaid expenses and other current assets		29
Current assets		15,727
Property and equipment:		
Property and equipment cost		4,846
Accumulated depreciation		(4,330)
Property and equipment, net		516
Other non-current assets:		
Investment in subsidiaries		478
Goodwill		212
Other Intangibles, Net		613
Other non-current assets		1,303
Total assets	$	17,546

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		612
Current liabilities		612
Total liabilities		612
Equity:		
Retained earnings		16,934
Total equity		16,934
Total liabilities and equity	$	17,546

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE Data Services Wireless LLC
Statement of Income
As of December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	7,672
Total revenues		7,672
Expenses:		
Professional services		228
Technology and communication		2,998
Selling, general and administrative		69
Depreciation and amortization		571
Affiliate expense		1,607
Operating expenses		5,473
Operating income		2,199
Affiliate interest income		419
Other income, net		314
Pre-tax net income		2,932
Income tax expense		-
Net income	$	2,932

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	1,047
Prepaid expenses and other current assets	4,007
Current Income Tax Receivable	567
Due from affiliates, net	1,382,569
Current assets	1,388,190
Property and equipment:	
Operating Lease Right of Use Asset	8,325
Property and equipment cost	375,642
Accumulated depreciation	(255,964)
Property and equipment, net	128,003
Other non-current assets:	
Goodwill	43,719
Other Intangibles, Net	17,310
Investment in subsidiaries	874,236
Deferred tax assets- non-current	20,400
Other non-current assets	955,665
Total assets	$ 2,471,858

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	6,841
Accrued salaries and benefits	28,852
Other current liabilities	2,605
Current liabilities	38,298
Non-current liabilities:	
Other noncurrent liabilities	9,659
Accrued Employee Benefits - Long Term	3,523
Non-current liabilities	13,182
Total liabilities	51,480
Equity:	
Contributed capital	45,101
Retained earnings	2,375,331
Accumulated Other Comprehensive Income	(54)
Total equity	2,420,378
Total liabilities and equity	$ 2,471,858

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services, Inc.
Statement of Income
As of December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	4,211
Affiliate revenue		21
Total revenues		4,232
Expenses:		
Compensation and benefits		107,069
Professional services		950
Technology and communication		15,915
Rent and occupancy		5,071
Selling, general and administrative		10,161
Depreciation and amortization		67,743
Affiliate expense		61,200
Operating expenses		268,109
Operating loss		(263,877)
Affiliate interest income		55,318
Other expense, net		125
Other expense, net		**55,443**
Pre-tax net loss		**(208,434)**
Income tax expense		106,952
Net loss	**$**	**(315,386)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	438
Accounts receivable, net of allowance		755
Current assets		1,193
Assets		1,193
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1
Due to affiliates, net		38
Current liabilities		38
NON-CURRENT LIABILITIES:		
Other non-current liabilities		364
Non-current liabilities		364
Liabilities		402
SHAREHOLDERS EQUITY:		
Retained earnings		791
Equity		791
Total liabilities and equity	$	1,193

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	5,804
Total revenue		**5,804**
Selling, general and administrative		22
Professional services		41
Affiliate expense		1,536
Operating expenses		**1,599**
Operating income		**4,205**
Affiliate interest income		185
Other expense, net		**185**
Pre-tax net income		**4,390**
Net income		**4,390**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE ETF Hub, LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,615
Accounts receivable, net of allowance	$	736
Current assets		2,351
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		8,782
Accumulated depreciation		(3,404)
Property and equipment, net		5,378
OTHER NON-CURRENT ASSETS:		
Investment in subsidiary		60,000
Other non-current assets		60,000
Total assets	$	67,729
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Due to affiliates, net		950
Current liabilities		950
Total liabilities		950
EQUITY:		
Retained earnings		66,779
Total equity		66,779
Total liabilities and equity	$	67,729

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE ETF Hub, LLC
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:		
Fixed Income & Data Services Revenues	$	1,285
Total Revenue		1,285
Expenses:		
Professional Services		8
Technology Expenses		10
Rent and occupancy		22
Selling, General and Administration		42
Depreciation and amortization		1,781
Affiliate expense		656
Operating expenses		2,519
Operating loss		(1,234)
Other Income (Expense)		-
Pre-tax net loss		(1,234)
Income tax benefit		-
Net loss	$	(1,234)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Execution Services, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due to Affiliates		1,304
Current assets		1,304
Total Assets	**$**	**1,304**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		**1,304**
Total liabilities and equity	**$**	**1,304**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



ICE Execution Services, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

Total revenue	**-**
OPERATING EXPENSES:	
Selling, general & administration	$ -
Operating expenses	**-**
Net loss	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Futures U.S., Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	15,385
Restricted cash		47,500
Income tax receivable		99
Accounts Receivable, Net of Allowance		(2,933)
Prepaid expenses and other current assets		4,304
Due from affiliates, net		46,273
Current assets		110,628
Property and equipment:		
Property and equipment cost		197
Accumulated depreciation		(126)
Property and equipment, net		71
Other non-current assets:		
Goodwill		912,536
Other intangibles assets, net		285,487
Investment in Sub		51,967
Other noncurrent assets		2,252
Other non-current assets		1,252,242
Total assets	$	1,362,941

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	11,440
Accrued salaries and benefits		3,356
Deferred revenue		83
Current liabilities		14,879
Non-current liabilities:		
Deferred tax liabilities - noncurrent		77,808
Other noncurrent liabilities		6,703
Non-current liabilities		84,511
Total liabilities		99,390
Equity:		
Contributed capital		31,228
Retained earnings		1,232,323
Total equity		1,263,551
Total liabilities and equity	$	1,362,941

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Futures U.S., Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	58,102
Revenues from affiliates		150,971
Other revenues		6,894
Total revenues		215,967
Expenses:		
Compensation and benefits		14,362
Professional services		62
Technology and communication		31,224
Rent and occupancy		740
Selling, general and adminstrative		3,351
Depreciation and amortization		1,872
Service and license fees to affiliates		45,265
Operating expenses		96,876
Operating income		119,091
Other income, net		1,371
Other income, net		1,371
Pre-tax net income		120,462
Income tax expense		31,936
Net income	$	88,526

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Income Tax Receivable		3
Due from affiliates		39,158
Current Assets		39,161
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent		603
Other Noncurrent Assets		603
Total assets	**$**	**39,764**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		15
Accrued salaries and benefits		1,961
Current Liabilities		**1,976**
Total liabilities		**1,976**
EQUITY:		
Additional Paid in Capital		21,993
Retained Earnings		15,795
Equity		**37,788**
Total liabilities and equity	$	**39,764**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets Inc.
Income Statement
Year Ended December 31, 2022
(Unaudited)
(in thousands)

REVENUES:		
Affiliate revenue		19,723
Operating Revenues		**19,723**
OPERATING EXPENSES:		
Compensation and benefits		8,362
Professional services		485
Rent and occupancy		555
Technology and communication		5
Selling, general & administrative		347
Intercompany expense		4,214
Operating expenses		**13,968**
Other Income, Net		(2)
Pre-tax net income		**5,753**
Income tax expense		1,913
Net income	**$**	**3,840**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Middle East Investments, LLC
Balance Sheet
As of December 31, 2022
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	3,776
Current assets		3,776
Other non-current assets:		
Investment in subsidiary		40,201
Other non-current assets		40,201
Total assets	$	43,977

LIABILITIES and EQUITY

Current liabilities:		
Due to affiliates, net	$	3,615
Current liabilities		3,615
Total liabilities		3,615
Non-Controlling Interest		9,001
Equity:		
Retained earnings		31,361
Total equity		31,361
Total liabilities and equity	$	43,977

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE Middle East Investments, LLC
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		1
Affiliate expenses		1,262
Operating expenses		1,263
Operating loss		(1,263)
Intercompany Interest Expense		(12)
Other income, net		4
Other expense, net		(8)
Pre-tax net loss		(1,271)
Income tax expense		635
Net loss	$	(1,906)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE Mortgage Services, LLC
BALANCE SHEET
As of December 31, 2022

(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	6
Current assets		6
OTHER NON-CURRENT ASSETS:		
Goodwill		168,177
Other intangibles		60,402
Investment in subsidiary		203,694
Other non-current assets		432,273
Assets		432,279
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		92,987
Current liabilities		92,987
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		30,865
Non-current liabilities		30,865
Liabilities		123,852
SHAREHOLDERS EQUITY:		
Retained earnings		308,427
Equity		308,427
Total liabilities and equity	$	432,279

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

ICE Mortgage Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Intercompany revenue	$ -
Total revenue	**-**
Depreciation and amortization	11,870
Operating expenses	**11,870**
Operating loss	**(11,870)**
Pre-tax net loss	**(11,870)**
Net loss	**(11,870)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE Mortgage Technology Holdings, Inc.
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

ASSETS:	
Income Tax Receivable	-
Total assets	**$ -**
LIABILITIES AND EQUITY:	
Due to affiliates, net	11
Total liabilities	**$ 11**
EQUITY	(11)
Retained earnings	(11)
Total equity	
Total liabilities & Equity	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE Mortgage Technology Holdings, Inc.
Income Statement
As Of December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating income		-
Intercompany interest income		-
Other Income, Net		-
Other income		-
Pre-tax net income		0
Income tax expense		10
Net income	$	(10)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Technology, Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents		3,982
Accounts receivable, net of allowance		85,550
Prepaid expenses and other current assets		60,616
Current Income tax receivable		2,697
Due from affiliates, net		333,510
	Current assets	486,355
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		362,791
Accumulated depreciation		(101,476)
Operating Lease Right of Use Asset		21,597
	Property and equipment, net	282,912
OTHER NON-CURRENT ASSETS:		
Goodwill		7,739,380
Other intangibles, net		3,638,791
Investment in Subsidiary - Total		-
Other non-current assets		46,382
	Other non-current assets	11,424,553
	Assets	12,193,820
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		24,031
Accrued salaries and benefits		20,078
Other current liabilities		11,947
Deferred revenue		27,760
	Current liabilities	83,816
NON-CURRENT LIABILITIES:		
Deferred tax liabilities Non current		966,253
Deferred revenue - Long term		4,888
Other non-current liabilities		90,164
	Non-current liabilities	1,061,305
	Liabilities	1,145,121
SHAREHOLDERS EQUITY:		
Additional paid-in capital		30,049
Contributed Capital		16,402
Retained earnings		11,002,248
	Equity	11,048,699
	Total liabilities and equity	12,193,820

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Technology, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Mortgage Technology Revenues	$	892,609
Total revenue		**892,609**
Compensation and benefits		210,149
Professional services		27,373
Acquisition-related transaction and integration costs		26,735
Technology and communication		110,367
Rent and occupancy		6,836
Selling, general and administrative		20,362
Depreciation and amortization		406,618
Intercompany Expense		40,511
Operating expenses		**848,951**
Operating income		**43,658**
Interest income		-
Intercompany Interest Income		22,851
Interest expense		-
Other expense, net		730
Other income, net		**23,581**
Pre-tax net income		**67,239**
Income tax expense		(4,571)
Net income		**71,810**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE NGX U.S. Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,197
Prepaid expenses and other current assets		1
Due from affiliate, net		20
Income tax receivable		46
Current assets		1,264
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		47
Operating lease right of use asset		141
Accumulated depreciation		(40)
Property and equipment, net		148
Assets		1,412
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		9
Accrued salaries and benefits		316
Other current liabilities		47
Current liabilities		372
NON-CURRENT LIABILITIES:		
Other non current liability		97
Deferred tax liability		1
		98
Liabilities		470
SHAREHOLDERS EQUITY:		
Additional paid in capital		4
Retained earnings		877
Accumulated other comprehensive income		61
Equity		942
Total liabilities and equity	$	1,412

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE NGX U.S. Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Intercompany revenues	$	1,788
Total revenue		**1,788**
Compensation and benefits		1,647
Professional Services		19
Technology and communication		24
Rent and other occupancy		66
Selling, general and administrative		15
Depreciation and amortization		8
Operating expenses		**1,779**
Operating income		**9**
Other income, net		76
Pre-tax net income		**85**
Income tax expense		26
Net income		**59**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING, LLC
BALANCE SHEET
As of December 31, 2022
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:			
Investment in affiliates		$	8,536
	Other non-current assets		8,536
	Assets	$	8,536
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Due to affiliates, net		$	8,583
	Current liabilities		8,583
EQUITY:			
Retained deficit			(47)
	Equity		(47)
	Total Liabilities and Equity	$	8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity met accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinen Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which ar contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE PROCESSING, LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE Swap Trade, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	642
Restricted cash		220
Due from affiliate		20,709
Current assets		21,571
Total assets	**$**	**21,571**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Contributed capital		9,200
Retained earnings		12,371
Equity		**21,571**
Total liabilities and equity	**$**	**21,571**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE Swap Trade, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	1,950
Operating revenues		1,950
OPERATING EXPENSES:		
Compensation and benefits		20
Technology Expenses		40
Selling, general & administrative		15
Service and license fees to affiliate		518
Operating expenses		**593**
Operating income		**1,357**
Net income	**$**	**1,357**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE UK GP, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

NON CURRENT ASSETS:		
Investment in sub	$	543
Non current assets		**543**
Total assets		**543**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Intercompany	$	1
Current liabilities		1
EQUITY:		
Retained Earnings		542
Equity		**542**
Total Equity	**$**	**543**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE UK LP, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE U.S. Holding Company GP LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

Current assets:	
Due from affiliate	$ 1
Non-current assets:	
Investment in affiliate	15
Non-current assets	15
Total assets	16
Liabilities and Equity	
Equity:	
Retained earnings	16
Total equity	16
Total liabilities and equity	$ 16

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US Holding Company LP
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	**985**
Current income tax receivable		**3,175**
Prepaid expenses and other current assets		**1,350**
Due from affiliate		**176**
Current assets		**5,686**
Deferred Tax Asset		**5**
Non current assets		**5**
Investment in subsidiary		**256,870**
Total assets	$	**262,561**
Liabilities and Equity		
Total liabilities		**0**
Equity:		
Contributed capital		**46,258**
Retained earnings		**216,303**
Total equity		**262,561**
Total liabilities and equity	$	**262,561**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE US Holding Company LP
Income Statement
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Total revenues	**-**
Operating expenses:	
Selling, general & administration	8
Total operating expenses	**8**
Operating loss	**(8)**
Other Expense	**(2)**
Income tax expense	**125**
Net Loss	**$ (135)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE US Holding Company LP LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE U.S. OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	13,046
Accounts receivable, net of allowance		27,387
Current income tax receivable		14
Current assets		40,447
Total assets	**$**	**40,447**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	12,178
Due to affiliate		9,298
Current liabilities		21,476
Total liabilities		**21,476**
EQUITY:		
Additional paid-in capital		193
Retained earnings		18,778
Equity		**18,971**
Total liabilities and equity	**$**	**40,447**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

ICE U.S. OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2022
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	18,912
Market data fees		117,397
Other revenue		1,003
Intercompany revenue		6,030
Operating revenues		**143,342**
OPERATING EXPENSES:		
Technology and communication		70
Selling, general & administration		(517)
Service & license fees to affiliates		106,308
Operating expenses		**105,861**
Operating income		**37,481**
OTHER EXPENSE:		
Intercompany Interest Income		415
Other expense		(25)
Other Income		**390**
Pre-tax net income		37,871
Income tax expense		7
Net income	$	**37,864**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IDS International, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Due from affiliates, net	$	482,712
Current assets	$	482,712
Total assets	$	482,712
Total liabilities		-
Equity:		
Retained earnings		482,712
Total equity		482,712
Total liabilities and equity	$	482,712

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

IDS International, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating income		-
Intercompany interest income		8,647
Other Income, Net		-
Other income		8,647
Pre-tax net income		8,647
Income tax expense		2,455
Net income	$	6,192

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:	
Cash and Cash Equivalents	5
Current assets	**5**
Non-current assets:	
Goodwill	3,232,221
Other intangibles, net	1,546,636
Investment in subsidiary	9,847
Due from affiliates	28,936
Non-current assets	**4,817,640**
Total assets	**$ 4,817,645**

LIABILITIES and EQUITY

Non-current liabilities:	
Deferred tax liabilities - noncurrent	459,126
Non-current liabilities	**459,126**
Total liabilities	**459,126**
Equity:	
Retained earnings	4,357,045
Accumulated Other Comprehensive Income	1,474
Total equity	**4,358,519**
Total liabilities and equity	**$ 4,817,645**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2022
(Unaudited)
(in thousands)

Total revenues		**-**
Expenses:		
Depreciation and amortization		**114,839**
Operating expenses		**114,839**
Operating loss		**(114,839)**
Other expenses, net		**(548)**
Pre-tax net loss		**(115,387)**
Income tax benefit		**29,008**
Net loss	**$**	**(86,379)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

Interactive Data Online Properties, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		26
Current Income Tax Receivable		21
Due to affiliates, net		38,412
Current assets		38,459
Total assets	$	38,459

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		1
Deferred Revenue		120
Current liabilities		121
Non-current liabilitiess:		
Deferred tax liabilities- non-current		1,362
Non-current liabilities		1,362
Total liabilities		1,483
Equity:		
Retained earnings		36,976
Total equity		36,976
Total liabilities and equity	$	38,459

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	2,029
Total revenues		2,029
Expenses:		
Selling, general and administrative		37
Operating expenses		37
Operating income		1,992
Pre-tax net income		1,992
Income tax expense		541
Net income	$	1,451

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	(2)
Due from affiliates, net	4,420
Current assets	4,418
Other non-current assets:	
Deferred tax assets- non-current	3
Other non-current assets	3
Total assets	4,421
LIABILITIES and EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	2
Current liabilities	2
Noncurrent liabilities:	
Deferred Tax Liabilities Non Current	-
Noncurrent liabilities	-
Total liabilities	2
Equity:	
Retained earnings	4,419
Total equity	4,419
Total liabilities and equity	4,421

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	268
Total revenues		**268**
Expenses:		
Professional Services		5
Selling, general and administrative		22
Operating expenses		**27**
Operating income		**241**
Other expense, net		(251)
Other expense, net		**(251)**
Pre-tax net income		(10)
Income tax benefit		(2)
Net loss	$	(8)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	9,630
Restricted cash		10,009
Accounts receivable, net of allowance		7,704
Prepaid expenses and other current assets		47,540
Due from affiliates, net		995,619
Current Income tax receivable		31,573
Current assets		1,102,075
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		913,845
Accumulated depreciation		(639,308)
Operating Lease Right of Use Asset		109,626
Property and equipment, net		384,163
OTHER NON-CURRENT ASSETS:		
Goodwill		511,185
Other intangibles, net		9,876
Deferred Income Tax Asset - Non Current		1
Investment in affiliates		2,759,571
Other non-current assets		272,013
Other non-current assets		3,552,646
Assets		5,038,884
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		27,927
Accrued salaries and benefits		78,016
Other current liabilities		13,379
Deferred revenue		170
Current liabilities		119,492
NON-CURRENT LIABILITIES:		
Other non-current liabilities		210,363
Deferred Tax Liabilities		14,911
Non-current liabilities		225,274
Liabilities		344,766
Noncontrolling interest		303,134
SHAREHOLDERS EQUITY:		
Additional paid-in capital		535,434
Retained earnings		3,840,610
Accumulated other comprehensive income		14,940
Equity		4,390,984
Total liabilities and equity	$	5,038,884

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustmer our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in a principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income ta method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial staten statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended Decem contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	18,460
Data services fees, net		23,305
Other revenues		3,194
Affiliate revenue		485,518
Total revenue		**530,477**
Compensation and benefits		278,706
Professional services		25,806
Acquisition-related transaction and integration costs		28,741
Technology and communication		154,689
Rent and occupancy		5,780
Selling, general and administrative		51,381
Depreciation and amortization		98,978
Affiliate expense		33,427
Operating expenses		**677,508**
Operating loss		**(147,031)**
Interest income		110
Affiliate interest income		21,346
Other expense, net		(1,356,114)
Other income, net		**(1,334,658)**
Pre-tax net income		**(1,481,689)**
Income tax benefit		(335,139)
Net income		**(1,146,550)**
Net income from continuing operations attributable to non-controlling inter		(51,479)
Net income attributable to ICE	$	**(1,198,029)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

Intercontinental Exchange Property Protection, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,861
Prepaid expenses and other current assets		866
Due from affiliates, net		9,981
Total current assets		12,708
NON-CURRENT ASSETS:		
Deferred tax asset- non current		69
Total non-current assets		69
Total assets	$	12,777
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	2,175
Income tax payable		307
Current liabilities		1,074
Current Liabilities		3,556
Total Liabilities		3,556
EQUITY:		
Retained earnings		9,221
Total equity		9,221
Total liabilities and equity	$	12,777

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Intercontinental Exchange Property Protection, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Total Revenue	$ -
Expenses:	
Compensation and benefits	(272)
Professional services	114
Selling, general and administrative	(175)
Operating Expenses	(333)
Operating Income	333
Interest income	-
Intercompany Interest income	178
Other Income	178
Pre-tax net income	511
Income tax expense	137
Net income	$ 374

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statement of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounti principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securitie: and Exchange Commission.


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INTERCONTINETAL EXCHANGE, INC.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	834,453
Restricted cash		4,948,000
Prepaid expenses and other current assets		14,367
Income tax receivable		64,584
Current assets		5,861,404
OTHER NON-CURRENT ASSETS:		
Investment in subsidiaries		27,590,718
Other intangibles, Net		40
Deferred tax asset - non-current		16,053
Other non-current assets		120,351
Other non-current assets		27,727,162
Assets	$	33,588,566
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	118,852
Accrued salaries and benefits		25,322
Due to affiliates, net		16,445,852
Current liabilities		16,590,026
NONCURRENT LIABILITIES:		
Notes payable long-term		18,118,408
Non-current liabilities		18,118,408
Liabilities		34,708,434
EQUITY:		
Common stock, $0.01 par value		6,337
Treasury stock, at cost		(6,225,496)
Contributed capital		13,232,490
Retained deficit		(6,107,853)
Accumulated other comprehensive income		(2,025,346)
Equity		(1,119,868)
Total liabilities and equity	$	33,588,566

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINETAL EXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Total Revenue	**$**	**-**
Compensation and benefits		1,257
Professional services		348
Acquisition-related transaction and integration costs		32,561
Selling, general and administrative		1,275
Operating expenses		**35,441**
Operating loss		**(35,441)**
Interest income		82,774
Affiliate interest expense		(347,304)
Interest expense		(608,238)
Other expense, net		(1,927)
Other expense, net		**(874,695)**
Pre-tax net loss		**(910,136)**
Income tax benefit		234,985
Net loss	**$**	**(675,151)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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IntercontinentalExchange International, Inc.
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of n recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. C information normally included in financial statements prepared in accordance with accounting principles generally accepted i United States of America have been condensed or omitted. These financial statements do not include income taxes accountin equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statemer Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information requir generally accepted accounting principles for complete financial statements. These financial statements should be read in conjur with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, whic contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		160
Accumulated depreciation		(160)
	Property and equipment, net	-
	Assets	-
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		85
	Current liabilities	85
	Liabilities	85
SHAREHOLDERS EQUITY:		
Retained deficit		(85)
	Equity	(85)
	Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,670
Accounts receivable, net of allowance		9,121
Due from affiliates, net		84,020
Income tax receivable		4,876
Current assets		99,687
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		18,522
Accumulated depreciation		(11,992)
Operating lease asset		913
Property and equipment, net		7,443
NON-CURRENT ASSETS:		
Deferred income tax asset non-current		1,336
Other non-current assets		449
Other non-current assets		1,785
Assets		108,915
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		737
Accrued salaries and benefits		1,690
Other current liabilities		388
Deferred revenue		18,059
Current liabilities		20,874
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		1,458
Other non current liabilities		1,028
Non-current liabilities		2,486
Liabilities		23,360
SHAREHOLDERS EQUITY:		
Contributed capital		203,021
Retained deficit		(117,466)
Equity		85,555
Total liabilities and equity	$	108,915

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Mortgage Technology Revenues, net	138,017
Other revenue	-
Total revenue	**138,017**
Compensation and benefits	11,193
Professional Services	1,360
M&A Expenses	284
Technology and communication	956
Rent and other occupancy	153
Selling, general and administrative	426
Depreciation and amortization	4,089
Affiliate expense	5,276
Operating expenses	**23,737**
Operating income	**114,280**
Other income (expense)	-
Pre-tax net income	**114,280**
Income tax expense	31,268
Net income	**83,012**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Mortgage Electronic Registration Systems, Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	722
Income tax receivable		7
Current assets		729
OTHER NON-CURRENT ASSETS:		
Deferred income tax asset		6
Other non-current assets		6
Assets		735
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		489
Current liabilities		489
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		6
Non-current liabilities		6
Liabilities		495
SHAREHOLDERS EQUITY:		
Contributed capital		2,518
Retained deficit		(2,278)
Equity		240
Total liabilities and equity	$	735

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Intercompany revenue	$	-
Total revenue		**0**
Compensation and benefits		60
Professional services		1
Selling, general and administrative		1
Operating expenses		**62**
Operating income		**(62)**
Other expense, net		(13)
Other income, net		**(13)**
Pre-tax net income		**(75)**
Income tax benefit		21
Net loss		**(54)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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New York Futures Clearing Corporation
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		**1**
Total Member Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NSX Securities LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:

Due from Affiliate, Net		3,184
Total assets	**$**	**3,184**

LIABILITIES AND EQUITY:

EQUITY:

Retained Earnings		3,184
Equity		**3,184**
Total equity	**$**	**3,184**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE American LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,473
Accounts receivable, net of allowance		45,737
Due from affiliate, net		101,738
Current assets		148,948
NON-CURRENT ASSETS:		
Goodwill		932,587
Other intangibles, net		617,096
Other noncurrent assets		153,496
Other non-current assets		1,703,179
Assets		1,852,127
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		58,430
Income Tax Payable		92
Deferred revenue		5,278
SEC fees payable		2,905
Current liabilities		66,705
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		195,146
Other non-current liabilities		5,178
Deferred Revenue - Long Term		3,617
Non-current liabilities		203,941
Liabilities		270,646
Noncontrolling interest		27,418
SHAREHOLDERS EQUITY:		
Contributed capital		63,037
Retained earnings		1,489,857
Accumulated other comprehensive income		1,169
Equity		1,554,063
Total liabilities and equity	$	1,852,127

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	40,469
Data services fees, net		8,950
Listing Fees		21,424
Other revenues		1,250
Affiliate revenue		1,775
Transaction based expenses		(37,916)
Total revenue, less transaction-based expenses		**35,952**
Compensation and benefits		107
Professional Services		1,353
Technology and communication		112
Selling, general and administrative		266
Depreciation and amortization		8,647
Affiliate expense		11,690
Operating expenses		**22,175**
Operating income		**13,777**
Interest expense		(5)
Other income, net		7,699
Other income, net		**7,694**
Pre-tax net income		**21,471**
Income tax expense		15,239
Net income		**6,232**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	7,484
Accounts receivable, net of allowance		64,217
Due from affiliates, net		662,483
Prepaid expenses and other current assets		215
Current assets		734,399
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		53,563
Accumulated depreciation		(52,534)
Property and equipment, net		1,029
NON-CURRENT ASSETS:		
Goodwill		563,001
Other intangibles, net		932,699
Other non-current assets		29,038
Other non-current assets		1,524,738
Assets		2,260,166
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		30,736
Income tax payable		114
Deferred Revenue		(40)
SEC fees payable		84,616
Current liabilities		115,426
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		247,578
Other non-current liabilities		34,362
Non-current liabilities		281,940
Liabilities		397,366
SHAREHOLDERS EQUITY:		
Additional paid-in capital		9,356
Retained earnings		1,853,444
Equity		1,862,800
Total liabilities and equity	$	2,260,166

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	898,920
Data services fees, net		70,458
Listing Fees		15,856
Other revenues		16,657
Affiliate revenue		3,402
Transaction based expenses		(809,238)
Total revenue, less transaction-based expenses		**196,055**
Compensation and benefits		233
Professional services		1,820
Technology and communication		969
Selling, general and administrative		(132)
Depreciation and amortization		12,902
Affiliate expense		110,145
Operating expenses		**125,937**
Operating income		**70,118**
Affiliate interest income		26,433
Other expenses, net		(2)
Other income, net		**26,431**
Pre-tax net income		**96,549**
Income tax expense		30,108
Net income		**66,441**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Arca, Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	113
Accounts receivable, net of allowance		8,575
Due from affiliates, net		558,718
Prepaid expenses and other current assets		1,578
Current assets		568,984
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		9,977
Accumulated depreciation		(3,095)
Operating Lease Right of Use Asset		5,201
Property and equipment, net		12,083
NON-CURRENT ASSETS:		
Other noncurrent assets		133,189
Non-current assets		133,189
Assets		714,256
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		432
Accrued salaries and benefits		1,376
Other Current Liabilites		962
Income Tax Payable		31
SEC fees payable		11,162
Current liabilities		13,963
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		29,231
Other non-current liabilities		7,400
Non-current liabilities		36,631
Liabilities		50,594
SHAREHOLDERS EQUITY:		
Additional paid-in capital		5,948
Retained earnings		656,543
Accumulated other comprehensive income		1,171
Equity		663,662
Total liabilities and equity	$	714,256

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Arca, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	672,115
Data services fees, net		16,317
Other revenues		28,959
Transaction based expenses		(623,393)
Total revenue, less transaction-based expenses		**93,998**
Compensation and benefits		6,272
Professional services		149
Technology and communication		2,681
Rent and occupancy		1,548
Selling, general and administrative		1,406
Depreciation and amortization		740
Affiliate expense		10,610
Operating expenses		**23,406**
Operating income		**70,592**
Affiliate interest income		11,541
Other income, net		7,384
Other expense, net		**18,925**
Pre-tax net income		**89,517**
Income tax expense		25,165
Net income		**64,352**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago Holdings, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	54
Due from affiliates, net		16,804
Current assets		16,858
Other non-current assets:		
Goodwill		32,258
Other intangibles assets, net		34,460
Other noncurrent assets		-
Other non-current assets		66,718
Total assets	$	83,576
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	-
Current liabilities		0
Non-current liabilities:		
Deferred tax liabilities - noncurrent		9,457
Non-current liabilities		9,457
Total liabilities		9,457
Equity:		
Contributed capital		3,894
Retained earnings		70,225
Total equity		74,119
Total liabilities and equity	$	83,576

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE Chicago Holdings, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Selling, general and adminstrative	2
Depreciation and amortization	320
Operating expenses	322
Operating loss	(322)
Other expenses, net	-
Other expense, net	-
Pre-tax net loss	(322)
Income tax benefit	(33)
Net loss	$ (289)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1,972
Accounts receivable		4,911
Prepaid expenses and other current assets		7
Due from affiliates, net		18,235
Current assets		25,125
Property and equipment:		
Property and equipment cost		5,489
Accumulated depreciation		(3,380)
Operating Lease Right of Use Asset		0
Property and equipment, net		2,109
Other non-current assets:		
Deferred tax assets- non current		3,049
Other noncurrent assets		5,968
Other non-current assets		9,017
Total assets	$	36,251
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	(2,002)
Accrued salaries and benefits		183
SEC fees payable		8,859
Current liabilities		7,040
Non-current liabilities:		
Other noncurrent liabilities		1,016
Accrued employee benefits - long term		1,882
Non-current liabilities		2,898
Total liabilities		9,938
Equity:		
Contributed capital		8
Retained earnings		26,330
Accumulated other comprehensive income		(25)
Total equity		26,313
Total liabilities and equity	$	36,251

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE Chicago, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	37,910
Market Data Fees		13,708
OTC and Other revenues		1,390
Affiliate revenue		86
Transaction based expenses		(18,684)
Total revenues		34,410
Expenses:		
Compensation and benefits		106
Professional services		406
Technology and communication		16
Rent and occupancy		(13)
Selling, general and adminstrative		187
Depreciation and amortization		978
Affiliate expense		6,604
Operating expenses		8,284
Operating income		26,126
Interest expense		60
Other expenses, net		97
Other expense, net		157
Pre-tax net income		25,969
Income tax expense		6,916
Net income	$	19,053

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE Group, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	392
Income tax receivable		828
Current assets		1,220
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		86,107
Operating Lease Right of Use Asset		33
Deferred Tax Asset		8,617
Other non-current assets		250,738
Total assets	$	251,958
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other Current Liabilities	$	37
Due to affiliates, net		175,083
Current liabilities		175,120
NON-CURRENT LIABILITIES:		
Other non-current liabilities		45,313
Non-current liabilities		45,313
Total liabilities		220,433
EQUITY:		
Contributed capital		3,490
Retained earnings		28,035
Total equity		31,525
Total liabilities and equity	$	251,958

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Selling, general, and administrative	(53)
Intercompany expenses	3,400
Operating expenses	3,347
Operating loss	(3,347)
Intercompany Interest income	828
Other income net	(6)
Other income, net	822
Pre-tax net loss	(2,525)
Income tax expense	446
Net loss	$ (2,971)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Holdings LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,504
Due from affiliates, net		7,568,886
Income tax receivable		2
Current assets		7,570,392
OTHER NON-CURRENT ASSETS:		
Investment in Sub		6,599,317
Other non-current assets		0
Other non-current assets		6,599,317
Assets	$	14,169,709
LIABILITIES and EQUITY:		
EQUITY:		
Contributed Capital		24,346
Retained earnings		14,145,357
Accumulated other comprehensive income		6
Total equity		14,169,709
Total liabilities and equity	$	14,169,709

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Selling, general and administrative	9
Intercompany Expense	-
Operating expenses	9
Operating loss	(9)
Interest income from affiliates	132,829
Other expense, net	(4)
Other income, net	132,825
Pre-tax net income	132,816
Income tax benefit	-
Net income	$ 132,816

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE IP LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates, net	$	661
Current assets		661
Assets	$	661
LIABILITIES AND EQUITY:		
EQUITY:		
Retained earnings		736
Accumulated other comprehensive income		(75)
Total equity		661
Total liabilities and equity	$	661

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE LIFFE Holdings, LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:

CURRENT LIABILITIES:		
Accrued payable and accrued liabilities		(2)
Due to affiliate, net	$	5
Current liabilities		**3**
Liabilities		**3**
EQUITY:		
Retained deficit		**(3)**
Total equity		**(3)**
Total liabilities and equity	**$**	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE LIFFE US LLC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	83
Current assets		83
NON-CURRENT ASSETS:		
Goodwill		(31)
Other non-current assets		(31)
Total assets	$	52
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to afflilate, net	$	25,730
Current liabilities		25,730
Total liabilities		25,730
EQUITY:		
Retained deficit		(25,678)
Total equity		(25,678)
Total liabilities and equity	$	52

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	14,221
Short-term Investments		6,835
Accounts receivable, net of allowance		232,815
Due from affiliates		3,026,163
Prepaid expenses and other current assets		10,533
Income tax receivable		1,535
Current assets		3,292,102
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		635,976
Accumulated depreciation		(256,159)
Operating Lease Right of Use Asset		18,610
Property and equipment, net		398,427
NON-CURRENT ASSETS:		
Goodwill		1,564,001
Other intangibles, net		1,784,618
Investment in sub		440,448
Other non-current assets		116,061
Other non-current assets		3,905,128
Assets		7,595,657
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		67,347
Accrued salaries and benefits		54,357
Other Current Liabilities		3,381
Deferred revenue		40,291
SEC fees payable		103,092
Current liabilities		268,468
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		461,924
Other non-current liabilities		92,322
Accrued employee benefits - long term		134,385
Deferred revenue - long term		65,724
Non-current liabilities		754,355
Liabilities		1,022,823
SHAREHOLDERS EQUITY:		
Additional paid-in capital		176,495
Retained earnings		6,451,250
Accumulated other comprehensive income		(54,911)
Equity		6,572,834
Total liabilities and equity	$	7,595,657

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	912,732
Data services fees, net		238,366
Listing Fees		477,829
Other revenues		32,396
Affiliate revenue		139,027
Transaction based expenses		(726,231)
Total revenue, less transaction-based expenses		**1,074,119**
Compensation and benefits		181,400
Professional services		39,573
Technology and communication		26,733
Rent and occupancy		11,148
Selling, general and administrative		68,218
Depreciation and amortization		72,666
Affiliate expense		65,584
Operating expenses		**465,322**
Operating income		**608,797**
Interest income		166
Affiliate interest income		59,418
Interest expense		(5)
Other income, net		(2,297)
Other income, net		**57,282**
Pre-tax net income		**666,079**
Income tax expense		186,152
Net income		**479,927**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE National, Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	35
Accounts receivable		1,452
Current assets		1,487
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,720
Accumulated depreciation		(4,367)
Property and equipment, net		353
NON-CURRENT ASSETS:		
Goodwill		5,355
Other intangibles, net		2,000
Other non-current assets		11,688
Other non-current assets		19,043
Assets		20,883
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		(375)
Due to affiliates, net		41,815
SEC Fees Payable		4,128
Current liabilities		45,568
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non current		293
Other Non-Current Liabilities		3
Non-current liabilities		296
Liabilities		45,864
SHAREHOLDERS EQUITY:		
Retained deficit		(24,981)
Equity		(24,981)
Total liabilities and equity	$	20,883

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Transaction and clearing fees, net	64,116
Data services fees, net	4,959
Other revenues	211
Affiliate revenue	30
Transaction based expenses	(64,614)
Total revenue	**4,702**
Compensation and benefits	115
Professional Services	595
Selling, general and administrative	135
Depreciation and amortization	944
Affiliate expense	3,224
Operating expenses	**5,013**
Operating loss	**(311)**
Other expense	0
Pre-tax net loss	**(311)**
Income tax benefit	152
Net loss	**(159)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,171
Accounts receivable, net of allowance		31,320
Due from affiliates. net		683,892
Prepaid expenses and other current assets		1,723
Income tax receivable		71
Current assets		719,177
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		24,474
Accumulated depreciation		(18,996)
Property and equipment, net		5,478
NON-CURRENT ASSETS:		
Goodwill		332,000
Other intangibles, net		345,000
Other non-current assets		677,000
Assets		1,401,655
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		4,082
Accrued salaries and benefits		1,082
Current liabilities		5,164
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		89,095
Other non-current liabilities		3,729
Non-current liabilities		92,824
Liabilities		97,988
SHAREHOLDERS EQUITY:		
Contributed capital		5,759
Retained earnings		1,297,896
Accumulated other comprehensive income		12
Equity		1,303,667
Total liabilities and equity	$	1,401,655

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Exchanges Data Services	$	51,268
Other Data Services		159,007
Affiliate Revenue		5,936
Total revenue		**216,211**
Compensation and benefits		5,731
Professional Services		(19)
Technology and communication		24,621
Rent and occupancy		371
Selling, general and administrative		785
Depreciation and amortization		1,863
Affiliate expense		12,859
Operating expenses		**46,211**
Operating income		**170,000**
Affiliate interest income		18,012
Other Expense		(1)
Other expense, net		**18,011**
Pre-tax net income		**188,011**
Income tax expense		47,066
Net income		**140,945**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



onExchange Board of Trade
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets	$	1
Total Assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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onExchange Clearing Corporation
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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PDR Services LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Pit Trader, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)

ASSETS:			
OTHER NON-CURRENT ASSETS:			
Investment in subsidiaries			1,989
	Other non-current assets		1,989
	Assets		1,989
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Due to affiliates, net			1,638
	Current liabilities		1,638
EQUITY:			
Retained earnings			351
	Equity		351
	Total liabilities and equity	$	1,989

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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QW HOLDINGS, LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Due from affiliates, net		6,135
Current assets		6,135
Total assets		6,135
EQUITY:		
Contributed capital		1,172
Retained earnings	$	4,963
Equity		6,135
Total equity	$	6,135

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



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QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(In thousands)

Total revenue	**$**	**-**
Selling, general & administration		-
Operating expenses		**-**
Operating loss		**-**
Intercompany interest income		236
Pre-tax net income		**236**
Income tax expense		**-**
Net income	**$**	**236**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Radiate, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	358
Due from affilates, net		238
Current assets		596
Total assets	$	596
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other liabilities		-
Current liabilities		-
Total liabilities		-
EQUITY:		
Retained earnings		596
Total equity		596
Total liabilities and equity	$	596

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Radiate, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:	
Other Revenue	-
Total Revenue	-
Expenses:	
Selling, general, and administrative	0
Amortization and Depreciation	0
Operating expenses	0
Operating loss	0
Pre-tax net loss	0
Income tax benefit	0
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	372
Accounts receivable, net of allowance		9,086
Income tax receivable		28
Due from affiliates, net		31,151
Current assets		40,637
PROPERTY AND EQUIPMENT		
Property and equipment cost		801
Accumulated depreciation		(797)
Property and equipement, net		4
OTHER NON-CURRENT ASSETS:		
Goodwill		276,704
Other intangibles, net		86,788
Deferred income tax asset- noncurrent		952
Other non-current assets		364,444
Assets		405,085
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		191
Accrued Salaries and Benefits		(4)
Deferred Revenue		86
Current liabilities		273
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		24,609
Non-current liabilities		24,609
Liabilities		24,882
SHAREHOLDERS EQUITY:		
Contributed capital		387
Retained earnings		379,816
Equity		380,203
Total liabilities and equity	$	405,085

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Data services fees, net	$ -
Total revenue	**-**
Selling, General and Administration	(2)
Depreciation and amortization	7,024
Operating expenses	**7,022**
Operating loss	**(7,022)**
Affiliate interest income	4,899
Other income, net	151
Other income, net	**5,050**
Pre-tax net loss	**(1,972)**
Income tax benefit	(430)
Net loss	**(1,542)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,448
Accounts receivable, net of allowance		1,968
Due from Affiliates, net		338,856
Prepaid expenses and other current assets		3,316
Income Tax Receivable		156
Current assets		345,744
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		335,482
Accumulated depreciation		(204,112)
Operating lease asset		40,569
Property and equipment, net		171,939
Assets		517,683
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1,279
Accrued salaries and benefits		2,467
Other current liabilities		5,764
Current liabilities		9,510
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		12,579
Other non-current liabilities		42,587
Non-current liabilities		55,166
Liabilities		64,676
SHAREHOLDERS EQUITY:		
Contributed capital		20,841
Retained earnings		432,166
Equity		453,007
Total liabilities and equity	$	517,683

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Data services fees, net	$ 13,594
Affiliate revenue	68,267
Total revenue	**81,861**
Compensation and benefits	10,762
Professional services	1,893
Technology and communication	25,073
Rent and occupancy	(35)
Selling, general and administrative	4
Depreciation and amortization	31,060
Operating expenses	**68,757**
Operating income	**13,104**
Pre-tax net income	**13,104**
Income tax expense	3,339
Net income	**9,765**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Simplifile Holdings, Inc.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Current Income Tax Receivable		1,181
Due from affiliates, net		13,870
Current assets		15,051
Total assets	$	15,051
LIABILITIES and EQUITY:		
NON-CURRENT LIABILITIES:		
Deferred Non Current Tax Liabilities		17,543
Non-current liabilities		17,543
Total liabilities		17,543
EQUITY:		
Retained deficit		(2,492)
Total equity		(2,492)
Total liabilities and equity	$	15,051

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

Simplifile Holdings, Inc.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Total Revenue		-
Expenses:		
Selling, general and administrative		12
Operating expenses		12
Operating income		(12)
Pre-tax net loss		(12)
Income tax expense		411
Net loss	$	(423)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

Simplifile LC
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	13,635
Accounts receivable		27,778
Prepaid expenses and other current assets		10,345
Due from affiliates, net		33,467
Current assets		85,225
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		29,425
Accumulated depreciation		(14,321)
Operating Lease Right of Use Asset		3,174
Property and equipment, net		18,278
NON-CURRENT ASSETS:		
Goodwill		227,405
Other intangibles, net		89,798
Other non-current assets		317,203
Total assets	$	420,706
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	22,803
Accrued salaries and benefits		3,596
Other current liabilities		973
Income tax payable		765
Current liabilities		28,137
NON-CURRENT LIABILITIES:		
Other non-current liabilities		8,750
Non-current liabilities		8,750
Total liabilities		36,887
EQUITY:		
Contributed capital		2,592
Retained earnings		381,227
Total equity		383,819
Total liabilities and equity	$	420,706

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

Simplifile LC
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:		
Closing Solutions	$	97,449
Other Mortgage Technology		637
Intercompany		44
Total Revenue		98,130
Expenses:		
Compensation and benefits		24,551
Professional services		462
M&A Expenses		1,280
Technology and communication		14,079
Rent and occupancy		906
Selling, general and administrative		4,468
Depreciation and amortization		13,678
Operating expenses		59,424
Operating income		38,706
Intercompany interest income		1,597
Other expense, net		1,597
Pre-tax net income		40,303
Income tax expense		11,452
Net income	$	28,851

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from Affiliates, Net	$	2,764
Current assets		2,764
NON-CURRENT ASSETS:		
Goodwill		(19)
Other noncurrent assts		300
Other non-current assets		281
Assets		3,045
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Liabilities		-
SHAREHOLDERS EQUITY:		
Retained earnings		3,045
Equity		3,045
Total liabilities and equity	$	3,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Other revenues	$ -
Total revenue	**-**
Selling, general and administrative	-
Operating expenses	**-**
Operating income	**-**
Other expense, net	**-**
Pre-tax net income	**-**
Income tax expense	-
Net income	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Strike Network Services LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	12
Due from affiliates, net		21
Current assets		33
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		400
Accumulated depreciation		(400)
Property and equipment, net		0
Assets		33
LIABILITIES and EQUITY:		
SHAREHOLDERS EQUITY:		
Retained earnings		33
Equity		33
Total liabilities and equity	$	33

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	69
Operating expenses	**69**
Operating loss	**(69)**
Pre-tax net loss	**(69)**
Net loss	**(69)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



StrikeNET LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	26
Due from affiliates, net		92
Current assets		118
Assets		118
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		118
Equity		118
Total liabilities and equity	$	118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Super Peach Acquisition Corp.
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	111
Total assets	$	111
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		151
Current liabilities		151
Total liabilities		151
EQUITY:		
Contributed capital		25
Retained deficit		(65)
Total equity		(40)
Total liabilities and equity	$	111

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Super Peach Acquisition Corp.
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Selling, General and Administration	87
Operating expenses	87
Operating loss	(87)
Income tax benefit	24
Net loss	$ (63)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

Super Peach Acquisition Sponsor, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

Tap and Trade, Inc.
Balance Sheet
As Of December 31, 2022
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

The Clearing Corporation
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,662
Current Assets		1,662
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		-
Accumulated depreciation		-
Property and Equipment, Net		0
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other non-current assets		22,514
Assets	$	24,176
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Due to affiliate, net		29
Current liabilities		29
Liabilities		29
EQUITY:		
Contributed capital		90,246
Retained deficit		(66,099)
Total Equity		24,147
Total Liabilities and Equity	$	24,176

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

The Clearing Corporation
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenues:	
Other revenue	$ -
Total revenue	-
Expenses:	
Selling, general and administrative	11
Operating expenses	11
Operating loss	(11)
Interest income	18
Other income	18
Pre-tax net income	7
Income tax benefit	12
Net Income	$ 19

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

Trade Cert USA Ltd
Balance Sheet
As of December 31, 2022
(Unaudited)
(in thousands)

Total assets	$	-
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate, net	$	3
Current liabilities		3
Total liabilities	$	3
EQUITY:		
Retained deficit		(3)
Total equity		(3)
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Trade Cert USA Ltd
Statement of Income
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Revenue:	
OTC Revenue	-
Total Revenue	-
Expenses:	
Selling, general and administration	2
Operating expenses	2
Operating loss	(2)
Net loss	$ (2)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance		-
Current Income Tax Receivable		2
Current assets		2
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		5,657
Accumulated depreciation		(4,482)
Property and equipment net		1,175
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		168
Other non-current assets		168
Total assets	**$**	**1,345**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		250
Due to affiliates, net		21,765
Current liabilities		22,015
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		25
NonCurrent Liabilities		25
Total liabilities		**22,040**
EQUITY:		
Additional paid-in capital		5,376
Retained deficit		(26,071)
Equity		**(20,695)**
Total liabilities and equity	**$**	**1,345**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes th for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD™

TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

REVENUES:	
Other revenue	$ -
Operating revenues	**0**
OPERATING EXPENSES:	
Compensation and benefits	289
Professional services	10
Technology and communcations	(31)
Selling, general & administration	2
Amortization & depreciation expense	689
Service & license fees to affiliates	90
Operating expenses	**1,049**
Operating loss	**(1,049)**
Income tax benefit	**291**
Net loss	**$ (758)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ICE TRADE THE WORLD

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate, net	$	5,980
Current assets		5,980
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current		5
Goodwill		8,744
Other non-current assets		8,749
Total assets	**$**	**14,729**
LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	-
Liabilities		**0**
EQUITY:		
Contributed Capital	$	10,880
Retained Earnings		3,849
Equity		**14,729**
Total liability and equity	**$**	**14,729**

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal ; adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the :ates of America have been condensed or omitted. These financial statements do not include income taxes accounting and ethod accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of :inental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by ' accepted accounting principles for complete financial statements. These financial statements should be read in ion with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, ıich are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Holdings, Inc.
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		10
Affiliate expenses		9
Operating expenses		**19**
Pre-tax net loss		(19)
Income tax benefit		5
Net loss	$	**(14)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2022
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	**$**	**-**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities	**$**	**2,000**
EQUITY:		
Contributed capital		1,659
Retained deficit		(3,659)
Equity		**(2,000)**
Total liabilities and equity	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the auditec financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statemer should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.


ICE TRADE THE WORLD™

Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2022
(Unaudited)
(In thousands)

Total Revenue	$ -
OPERATING EXPENSES:	
Amortization & depreciation expense	$ -
Operating expenses	**-**
Net loss	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2022
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3
Current assets		3
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		112
Accumulated depreciation		(112)
Property and equipment, net		0
Assets		3
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to afilliates, net		118
Current liabilities		118
Liabilities		118
SHAREHOLDERS EQUITY:		
Retained deficit		(115)
Equity		(115)
Total liabilities and equity	$	3

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2022
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**-**
Depreciation and amortization	12
Operating expenses	**12**
Operating loss	**(12)**
Pre-tax net loss	**(12)**
Net loss	**(12)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2022 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2022, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2023

EXHIBIT F

A complete set of NYSE Chicago, Inc.'s forms
pertaining to application for membership,
participation, or subscription, and application
for approval as a person associated with
a member, participant, or subscriber follows.

This information is publicly available on the
Exchange's website at www.nyse.com

Application for Membership

New York Stock Exchange LLC

NYSE American LLC

NYSE Arca, Inc.

NYSE Chicago, Inc.

NYSE National, Inc.

(each, an “Exchange” and, collectively, “NYSE” or the “Exchanges”)

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for Membership (“Application”) to become a member of an NYSE SRO (“Member”), an Applicant must file a Uniform Application for Broker-Dealer Registration (“Form BD”) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository (“CRD”).

Checklists
Applicant should consult the applicable Checklist(s) to determine any additional materials and Exhibits required to be submitted with the Application.

Application Submission
Application and supplemental materials should be sent electronically to crs@nyse.com.

Note: All application materials sent to NYSE will be reviewed by NYSE’s Client Relationship Services (“CRS”) Department. Applications accompanied by supplemental documentation are submitted to FINRA, who also performs a review of the materials and provides the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. Either CRS or FINRA may request that applicants submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange rules. If you have questions regarding the Application, you may direct them to CRS at crs@nyse.com or (212) 896-2830.

NYSE will promptly notify the Applicant, in writing, of the Membership decision.

In the event an Applicant is disapproved for membership, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of applicable Exchange rules.

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MEMBERSHIP (CHECK ALL THAT APPLY)		
☐New York Stock Exchange	☐NYSE Chicago	☐NYSE National
☐NYSE American ☐Equities ☐Options	☐NYSE Arca ☐Equities ☐Options	

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS AN EXISTING MEMBER (CHECK ALL THAT APPLY)		
☐New York Stock Exchange	☐NYSE Chicago	☐NYSE National
☐NYSE American ☐Equities ☐Options	☐NYSE Arca ☐Equities ☐Options	

INDICATE TYPE OF BUSINESS TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY)	
Equities	**Options**
☐Bonds ☐Clearing ☐Floor Broker ☐Blue Line ☐Institutional Broker ☐Market Maker* ☐Electronic Market Maker ☐Designated Market Maker (“DMM”) ☐Electronic Designated Market Maker (“eDMM”) ☐Order Routing ☐Proprietary ☐Agency	☐Clearing ☐Floor Broker ☐Limited Public Business ☐Market Maker* ☐Specialist/eSpecialist ☐Lead Market Maker (“LMM”) ☐Order Routing ☐Proprietary ☐Agency

INDICATE IF APPLICANT IS APPLYING FOR MEMBERSHIP AS DESIGNATED EXAMINING AUTHORITY (“DEA”)

☐ NYSE American ☐ NYSE Arca ☐ NYSE Chicago

Applicants applying for a DEA must also complete EXHIBIT 1, ITSFEA Compliance Acknowledgment.

APPLICATION TYPE

☐ **New Membership Applicant:**

- ☐ Applicant is seeking membership to an Exchange and is not currently a member of any Exchange
- ☐ Applicant is a member of an Exchange and is seeking to add a new type of business**

Applicant must submit this completed Application and ALL applicable materials identified in Checklist 1.

☐ **Supplemental Membership Applicant:** Applicant is an approved member of at least one Exchange and is seeking membership to another Exchange to conduct the same business they are currently approved to conduct

Applicant must submit this completed Application and ALL applicable materials as outlined in Checklist 2.

* Applicants seeking to conduct Market Maker activities will also be required to submit an additional *Application for Market Maker Registration*. Not all Market Maker programs are available on all Exchanges.

** Equity Floor Broker and Options Floor Broker businesses are separate and distinct. An Equity Floor Broker applying to conduct business as an Options Floor Broker, and vice versa, is considered a New Membership Applicant.

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ______________ SEC #: ______________ CRD #: ______________

LEI #: ______________ MPID: ______________

GENERAL INFORMATION

Name of Applicant Broker-Dealer: ______________

Business Address: ______________

City: ______________ State: ______________ Zip Code: ______________

Business Phone: ______________ Website: ______________

CONTACT INFORMATION

Contact Name: ______________ Title: ______________

Contact Phone: ______________ Contact Email: ______________

Billing Contact Name: ______________ Title: ______________

Billing Contact Phone: ______________ Billing Contact Email: ______________

Please identify personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such positions, regardless of actual titles used by the Applicant) and who will receive communications pertaining to our markets.

Chief Executive Officer ("CEO")

Name: ______________ CRD: ______________

Phone: ______________ Email: ______________

Chief Financial Officer ("CFO")

Name: ______________ CRD: ______________

Phone: ______________ Email: ______________

Head Trader

Name: ______________ CRD: ______________

Phone: ______________ Email: ______________

Member firms and applicants must promptly update Form BD and Form U4 information by submitting amendments whenever the information on file becomes inaccurate or incomplete for any reason.

1. Form BD Sections 10A and 10B are completed and up to date on CRD ☐ Yes
2. Form U4 Section 13 is completed and up to date on CRD ☐ Yes

SECTION 2 – STATUTORY DISQUALIFICATION (“SD”) DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended (the “Act"), NYSE may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for SD if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self-regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to SD

☐Check here if you DO have person(s) associated with the Applicant who is or may be subject to SD*

* Please identify any such person(s) associated with the Applicant who is or may be subject to SD. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a SD.

Attach a sheet identifying any such person(s), including the following information:

1. Name of the person(s);
2. Copies of documents relating to the SD;
3. Description of each such person’s duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities); and
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ____________________________ (Applicant), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE shall rely on the information provided in connection with this section in order to preliminarily approve or deny Applicant’s Application for trading privileges, but that NYSE will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by NYSE depending on the results of such background check. I understand that Applicant will be subject to disciplinary action if false or misleading answers are given in connection with this section. I also acknowledge the obligation of Applicant to submit to NYSE any amendment to any document submitted as part of its Application, including but not limited to this section, within ten (10) business days of such amendment or change.

______________________________	______________________________
Authorized Signatory of the Firm	Date
______________________________	______________________________
Print Name of Authorized Signatory of the Firm	Title

SECTION 3 – SUPERVISION

Each Applicant must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in applicable Exchange rules. New Membership Applicants must provide a copy of their Written Supervisory Procedures ("WSPs") with their Application.

Name and title of person responsible for maintaining WSPs:

____

PRINCIPAL REGISTRATION

Registration requirements for principals are outlined in New York Stock Exchange Rule 1220, NYSE American Rule 2.1210, NYSE Arca Rule 2.1220, NYSE National Rule 2.2120 and NYSE Chicago Article 6, Rule 14.

Each principal must be registered through the CRD.

Please provide information on Applicant's designated principals below.

Financial and Operations Principal (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28)

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

Designated Principal Operations Officer* (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28) *Person with primary responsibility for the day-to-day operations of the business.*

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

Designated Principal Financial Officer* (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28) *Person with primary responsibility for financial filings and those books and records related to such filings.*

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

Chief Compliance Officer ("CCO")** (Series 24 or Series 14 and registered as "CR")

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

* An Applicant that self-clears, or that clears for other firms, shall be required to designate separate persons to function as Principal Financial Officer and Principal Operations Officer.

** The CCO of an Applicant engaged in limited securities business may be registered in a principal category under NYSE SRO rules that corresponds to the limited scope of the Applicant's business.

NYSE Chicago Voting Designee per Article 3, Rule 14(a) and (b) (for NYSE Chicago Applicants Only)
Note: The Voting Designee must be a general partner, managing member or principal officer of the firm.

Name: ______________________ CRD: ______________________

Phone: ______________________ Email: ______________________

Signature of Voting Designee: ______________________

SECTION 4 - MEMBERSHIP AGREEMENT

Applicant agrees to abide by the Rules of all applicable Exchanges, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the applicable Exchanges.

Applicant authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant authorizes NYSE to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant or its associated persons and releases the NYSE from any and all liability in furnishing such information.

Applicant acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. Applicant understands that in such event, additional information may be required by the NYSE.

____
Applicant Firm Name

____________________________________	______________________
Authorized Signatory of the Firm	Date
____________________________________	______________________
Print Name of Authorized Signatory of the Firm	Title

APPLICATION CHECKLIST 1
New Membership Applicant
☐ NYSE Application for Membership (Sections 1-4) ☐ Application for Market Maker Registration (if applicable) https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf ☐ DEA Applicants only: Exhibit 1
Application Fee* (if applicable): ☐ New York Stock Exchange LLC ☐ NYSE Chicago, Inc.
☐ Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
Clearing Letter of Consent (if applicable): ☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf ☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf
☐ Form BD, including Schedules & Disclosure Reporting Pages must be up to date on CRD
☐ Form U4 and Fingerprint cards for designated supervisors and principals, to be submitted directly to FINRA if not currently available on CRD
Financial Documentation: ☐ Four (4) most recent FOCUS Reports and the most recent Audited Financial Statements ☐ Most recent Balance Sheet and Capital Computation ☐ Six-month Profit/Loss Projection ☐ Completed Financial Disclosure Questionnaire, Exhibit 2
☐ All examination reports and corresponding responses from the Applicant for the last two examinations
Organizational Documents: ☐ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreements; Operating Agreement; or similar documentation ☐ Organization chart showing: ▪ all entities controlling, controlled by or under common control with Applicant ▪ indicating the percentage ownership of Applicant by each direct and indirect parent ▪ identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant
☐ Copy of Written Supervisory Procedures and, if separate, Anti-Money Laundering Procedures and Insider Trading Act Procedures
☐ Additional Exchange-specific requirements, if applicable (see Exhibits 3 and 4)

* Contact CRS for additional details on payment.

APPLICATION CHECKLIST 2
Supplemental Membership Application
☐ Application for Membership (Sections 1-4) ☐ Application for Market Maker Registration (if applicable) https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf ☐ DEA Applicants only: Exhibit 1
Application Fee* (if applicable): ☐ New York Stock Exchange LLC ☐ NYSE Chicago, Inc.
☐ Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
Clearing Letter of Consent (if applicable): ☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf ☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf
☐ Form BD, including Schedules & Disclosure Reporting Pages must be up to date on CRD
☐ Form U4 and Fingerprint cards for designated supervisors and principals, to be submitted directly to FINRA if not currently available on CRD
☐ Organization chart showing: ▪ all entities controlling, controlled by or under common control with Applicant ▪ indicating the percentage ownership of Applicant by each direct and indirect parent ▪ identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant
☐ Additional Exchange-specific requirements, if applicable (see Exhibits 3 and 4)

* Contact CRS for additional details on payment.

Application for Membership

Exhibits

EXHIBIT 1 - DEA REQUIREMENTS

ITSFEA COMPLIANCE ACKNOWLEDGMENT

This form should be completed by a Director, Officer, General Partner or other individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ____

SEC #. ____________________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in the Exchanges' Rules) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of the Exchanges' Rules and federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of the Exchanges' Rules and federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of the Exchanges' Rules and federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The individual(s) responsible for overseeing and supervising the specific element of the Broker-Dealer's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of the Exchanges' Rules and Federal securities laws.

Accepted on behalf of Applicant:

______________________________________	______________________________
Authorized Signatory of the Firm	Date
______________________________________	______________________________
Print Name of Authorized Signatory of the Firm	Title

EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE

SOURCE OF CAPITAL

Explain the source of Applicant's capital:

____

____

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS ("PAIB")

Does Applicant hold a PAIB? ☐ Yes* ☐ No

* An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If you are applying for DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant?

☐ Yes (explain below) ☐ No

____

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (explain below) ☐ No

____

____

____

FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐ Yes (explain below) ☐ No

Type of arrangement:

☐ Direct Equity Investment ☐ Any consideration over $5,000

☐ Profit Sharing ☐ Direct Financing

☐ Other ______________________________

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

____

____

____

EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE (continued)		
OUTSTANDING DEBT (Check all that apply)		
Does the Applicant owe money to any of the following? ☐ Any Exchange member firm ☐ Any other national securities or commodities exchange or national securities association ☐ Any member of any other national securities or commodities exchange or national securities association ☐ No If yes, explain below to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment. __________ __________ __________		
Does Applicant engage or plan to engage in "Program Trading"?	☐ Yes	☐ No
Does Applicant currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEC Rule 15c3-1? (If yes, Applicant must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).	☐ Yes	☐ No
Does Applicant now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain: __________ __________ __________		

EXHIBIT 3 - REQUIREMENTS FOR NEW YORK STOCK EXCHANGE FLOOR BROKER APPLICANTS ONLY

If Applicant will be performing New York Stock Exchange Equity Floor Based Business, please answer the following questions.

Question	Yes	No
Does Applicant intend to accept orders on the floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44) Info Memo 07-43 can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf Info Memo 07-44 can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf	☐ Yes	☐ No
Has Applicant met the Exchange's requirement to establish floor commission billing procedures and retain records for six years? (*S*ee New York Stock Exchange Rules 301(e)(1), 353, and 440I)	☐ Yes	☐ No

Who is the person responsible for supervision of all floor employees of Applicant? (See New York Stock Exchange Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name: ______________________________

Mailing Address: ______________________________

Phone: ____________________ Email: ____________________

Question	Yes	No
Does Applicant maintain error and investment accounts?	☐ Yes	☐ No

If yes, please indicate the account name and number of the error and investment accounts. (A New York Stock Exchange member organization may have more than one error account, but it may maintain only one error account for Floor-related errors.) (See New York Stock Exchange Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf

Information Memo 07-72 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf

Account Name:	Account #:
Account Name:	Account #:
Account Name:	Account #:

Question	Yes	No
Do Applicant's floor employees maintain their own personal brokerage accounts? (See New York Stock Exchange Rule 407A). If yes, Applicant Firm should list the account name and number of each such account below?	☐ Yes	☐ No

Account Name:	Account #:
Account Name:	Account #:
Account Name:	Account #:

EXHIBIT 3 - REQUIREMENTS FOR NEW YORK STOCK EXCHANGE FLOOR BROKER APPLICANTS ONLY (continued)

If Applicant is seeking to conduct off-floor business activities from its booth premises, otherwise known as "Blue Line" business, please address the following items:

NEW YORK STOCK EXCHANGE BLUE LINE BUSINESS

☐ Describe in detail the business plan for conducting upstairs business from the New York Stock Exchange Trading Floor. Be sure to include the following:

a. How does the firm plan to separate this upstairs business from on floor business?
b. How will the firm protect customer information?

☐ Provide the Clearing Arrangement and separate Error Account information for this business.

☐ Provide name and CRD# of individual(s) who will be handling this upstairs business from the New York Stock Exchange Trading Floor? Ensure the individual(s) hold the appropriate registrations for doing this business.

☐ Provide name of individual(s) who will be supervising the Blue Line activity for the firm? Ensure the individual(s) hold the appropriate registrations for doing this business.

☐ Provide amended WSPs to reflect the Blue Line procedures.

Refer to New York Stock Exchange Rules 54 and 70.40 and New York Stock Exchange Information Memo # 07-77 regarding guidelines for updating WSPs: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-77.pdf

EXHIBIT 4 - APPROVED PERSON REQUIREMENTS FOR NEW YORK STOCK EXCHANGE, NYSE ARCA AND NYSE AMERICAN APPLICANTS ONLY

Registration requirements for Approved Persons are outlined in New York Stock Exchange Rules 2 and 304, NYSE American Rules 13, 25, 310 and 311, and NYSE Arca Rule 1.1 and 2.14

☐ Provide a list of all Approved Persons (both entities and individuals)

☐ AP Form for all non-natural persons seeking Approved Person status, available at: https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf

☐ U-4 “AP” Registration for all natural persons seeking Approved Person status

Application for Individual Registration or Non-Registered Associated Persons ("NRF") Designation

New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., NYSE Chicago, Inc.
(each, an "Exchange" and, collectively, "NYSE")

APPLICATION FOR INDIVIDUAL REGISTRATION OR NRF DESIGNATION
Individual Registration To be eligible for registration as defined in Exchange rules, an individual must (i) successfully complete the required examination(s), (ii) complete this Exchange application, and (iii) submit a Form U4 and fingerprint card to CRD requesting the appropriate designation with the Exchange(s). **NRF Designation** To be designated as an NRF, employees and associated persons of a member organization are not required to register with the Exchange(s), but must (i) complete this Exchange application and (ii) submit a fingerprint card to CRD.

INDICATE REGISTRATION OR NRF DESIGNATION INDIVIDUAL IS SEEKING (CHECK ALL THAT APPLY)	
Equities	**Options**
☐ New York Stock Exchange ☐ ME - Designated Market Maker (Series 19 & DMM exam) ☐ ME - Floor Broker (Series 19) ☐ FL - Floor Clerk (Series 19) ☐ FE - Floor Employee	☐ NYSE American ☐ OM - Floor Broker (Series 57) ☐ FE - Floor Employee ☐ Office Nominee (NRF)
☐ NYSE Chicago ☐ ME - Institutional Broker (IBR Exam + GS, TD or AR registration) ☐ Clerk (NRF) ☐ Voting Designee (NRF)	☐ NYSE Arca ☐ OM - Floor Broker (Series 57) ☐ FE - Floor Employee ☐ Office Nominee (NRF)

INDIVIDUAL APPLICANT INFORMATION			
Applicant Name:	______________________	CRD:	______________
Title/Trading Floor Position:	______________________	DOB:	______________
Phone:	______________________	Email:	______________
MEMBER ORGANIZATION INFORMATION			
Member Organization Name:	______________________	CRD:	______________
Primary Contact Name:	______________________	Title:	______________
Phone:	______________________	Email:	______________

APPLICATION CHECKLIST

A Form U4 requesting appropriate registrations have been submitted to FINRA through CRD;
(See above for appropriate registration type for business activity.)

☐ Yes ☐ N/A (Individual is an NRF)

Does individual have any reportable events on Form U4 in CRD?

☐ Yes ☐ No

Individual has passed or been granted a waiver of the required examination.

☐ Yes ☐ N/A (No exam requirement)

☐ A Fingerprint Card is available on CRD

TO BE COMPLETED BY INDIVIDUALS REQUIRING PHYSICAL ACCESS TO THE FACILITIES OF THE EXCHANGE(S)

☐ New York Stock Exchange Equity Floor
☐ NYSE American Options Floor
☐ NYSE Arca Options Floor

Expected start date:
(if known) ______________________

Position / Reason for access to the Trading Floor: ______________________

Badge # (if applicable): ______________________

Will individual require a Clerk Logon ID? ☐ Yes ☐ No

If individual has been active on an Exchange Trading Floor in the past, please enter the last date individual was active on such Trading Floor: ______________________

New or returning NYSE Floor Brokers, DMMs and Clerks have completed NFOP in the last 6 months? ☐ Yes ☐ No

AUTHORIZED ACKNOWLEDGEMENT

I authorize NYSE and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange(s) and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Applicant Signature: ______________________ Date: ______________

Member Organization Acknowledgment

Authorized Signatory of Firm: ______________________

Print Name: ______________________ Date: ______________

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: ______________________________ CRD #: ____________

Business Address: ______________________________

City: ____________________ State: __________ Zip Code: ____________

Contact Name: ____________________ Telephone: ____________________

Email: ____________________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

NYSE USER AGREEMENT (CONTINUED)

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) Restrictions on Use; Security. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) Market Data. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) Reverse Engineering. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

NYSE USER AGREEMENT (CONTINUED)

3. Compliance

(a) Compliance with the Rules and Law. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) Monitoring. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

NYSE USER AGREEMENT (CONTINUED)

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the "Information"). Except as set forth in this User Agreement, the receiving party shall use the disclosing party's Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) Non-attribution. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User's prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer's securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

NYSE USER AGREEMENT (CONTINUED)

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:	**Accepted on behalf of NYSE:**
______________________________ (Company Name)	Entity: ____________________
By (Signature): ____________________	By (Signature): ____________________
Name: ____________________	Name: ____________________
Title: ____________________	Title: ____________________
Date: ____________________	Date: ____________________

With Notices To:

User Name: ____________________	NYSE
Contact Name: ____________________	Attention: Client Relationship Services
Address: ____________________	353 N. Clark Street, 31st Floor
City, State, Zip: ____________________	Chicago, IL 60654
Email: ____________________	crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a "Platform"). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: ______________________ CRD #: ____________

Business Address: ______________________________________

City: ________________ State: ____________ Zip Code: ____________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

Contact Name: ______________________ Title" ______________________

Phone: ______________________ Email: ______________________

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:		**Accepted on behalf of NYSE:**	
______________________ (Company Name)		______________________ (Entity)	
By (Signature):	______________	By (Signature):	______________
Name:	______________	Name:	______________
Title:	______________	Title:	______________
Email:	______________	Email:	crs@nyse.com
Date:	______________	Date:	______________

NYSE Chicago, Inc.
Clearing Give-up Authorization Form

1. Institutional Broker ("IB") Participant Firm Information

IB Participant Firm Name		CRD #	
Business Contact Name			
Phone and E-mail Address			

2. Give-up Information

Clearing Participant Firm Name		NSCC/DTCC #	
The above referenced IB Participant Firm requests NYSE Chicago, Inc. (NYSE Chicago) to enable give-ups for the following NYSE Chicago Clearing Participant Firm trading accounts.			
Firm Name		Account (MPID)	
Firm Name		Account (MPID)	
Firm Name		Account (MPID)	
Firm Name		Account (MPID)	
Firm Name		Account (MPID)	
Firm Name		Account (MPID)	
Firm Name		Account (MPID)	
Firm Name		Account (MPID)	

NYSE Chicago, Inc.
Clearing Give Up Authorization Form

IB Participant Firm represents that it has a valid Clearing Letter of Guarantee on file with NYSE Chicago.

The parties hereby agree to and authorize the use of the Clearing Participant Firm account as set forth in Section 2 of this Clearing Give Up Authorization Form (the "Give Ups"). Clearing Participant Firm acknowledges and agrees that the Give Ups constitute valid Clearing Participant Firm trading account symbols, to be used on the NYSE Chicago trading facilities or on the facilities of another trading center (including the over-the-counter market) and in NYSE Chicago's systems and records for the purpose of tracking IB Participant Firm Trades and submitting those trades to NSCC for clearance and settlement. Clearing Participant Firm is responsible for the settlement of all IB Participant Firm trades in the Give Ups.

Clearing Participant Firm shall be permitted to add, delete, deactivate and activate Give Ups on an intra-day basis. Prior to formally requesting NYSE Chicago make such changes to Give Ups, Clearing Participant Firm shall notify its Customer of the impending change. Clearing Participant Firm shall then formally request changes including additions, deletions, deactivations and activations by contacting the NYSE Chicago Client Relationship Services (CRS) team by email at crs@nyse.com. The NYSE Chicago CRS team shall send a confirmation email within a reasonable time, but no later than one business hour or, if earlier, the opening of business on the next business day, from crs@nyse.com to the Participant Clearing Firm at the below email address:

Email: ____

with the terms of the requested changes including, but not limited to, identifying IB Participant Firm, Trading Account Symbol and DTCC Number. Participant Clearing Firm must confirm the terms of the changes by responding to the email. The NYSE Chicago CRS team shall only take action to implement changes once the confirmation is received by NYSE Chicago from the Participant Clearing Firm email address listed herein. Once the NYSE Chicago CRS team receives the confirmation of the action to be taken, NYSE Chicago will act within a reasonable time to make the confirmed changes. NYSE Chicago CRS team will then notify Clearing Participant Firm by email at the above-listed address confirming that the requested changes have been made. In the instance of a deactivation request, the parties agree that all trades properly reported to the consolidated tape prior to the effective time of the deactivation shall remain binding obligations of both the Clearing Participant Firm and the IB Participant Firm.

The parties hereby agree that NYSE Chicago is authorized and empowered by Clearing Participant Firm and IB Participant Firm to make changes, cancellations, deletions and corrections to the submissions noted in this Clearing Give Up Authorization Form, to correct errors and omissions in those submissions when reasonably necessary to facilitate the proper clearance and settlement of transactions submitted to NSCC.

The parties agree that this Clearing Give Up Authorization Form is subject to the terms of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with its terms.

Clearing Participant Firm Name	Institutional Broker Participant Firm Name
Clearing Participant Representative Name (Please Print)	Institutional Broker Representative Name (Please Print)
Title	Title
Authorized Signature of Clearing Participant	Authorized Signature of Institutional Broker

Please return to Client Relationship Services via email at CRS@nyse.com.

NYSE Group, Inc.

Order Audit Trail System Reporting Agreement

Broker/Dealer Name:____ CRD #: _______________________

This Order Audit Trail System Agreement (the "**Agreement**") dated ______________, 20____ ("**Effective Date**") is by and between NYSE Group, Inc., a Delaware corporation with offices at 11 Wall Street, New York, NY 10005 USA ("**NYSE**"), and

____,

a _________________ with offices at ____ ("**Broker**").

WHEREAS, the Financial Industry Regulatory Authority (FINRA) has established the Order Audit Trail System (OATS™) as an integrated audit trail of order, quote and trade information for NMS stocks, as defined in Rule 600(b)(47) of Regulation NMS and FINRA member firms are required to develop a means for electronically capturing and reporting to OATS specific data elements related to the routing of orders;

WHEREAS, the New York Stock Exchange LLC and NYSE Chicago, Inc. (each, an "Exchange" and together, the "Exchanges") are affiliates of NYSE and registered national securities exchanges;

WHEREAS, the Exchanges have adopted OATS rules; and

WHEREAS, NYSE has agreed to provide floor broker firms that trade equities on the Exchange trading floor and Chicago Institutional Brokers with a reporting solution for submission of required routing data (the "Service").

NOW, THEREFORE, the parties agree as follows:

1. **Service**. NYSE shall provide the Service, as is more fully described in Exhibit A, during the Term of the Agreement to Broker.

2. **Term**. The term of this Agreement is three years from the Effective Date. Thereafter, the Agreement will automatically renew for additional one year periods.

3. **Termination**. Either party may terminate this Agreement upon thirty days written notice to the other.

4. **Fees**. In consideration of Broker being a member of an Exchange, NYSE agrees to provide the Service at no cost to Broker.

5. **Data**. Broker acknowledges and agrees that the Service (including the methods and processes used to generate the Service) is the property of NYSE. The relevant Exchange and Broker shall jointly own the reports and data required to be recorded by FINRA pursuant to FINRA Rule 7440, and the rules of the relevant Exchange, that are provided to Broker and FINRA on Broker's behalf (the "**Deliverables**").

6. **Use of the Service**. Broker acknowledges and agrees that it is solely responsible for (1) reviewing the Deliverables for accuracy, (2) reviewing FINRA's OATS web site for rejections and the submission of appropriate repairs, late reporting, non-reporting, and other reporting infractions, (3) complying with applicable law and FINRA's, the relevant Exchange's, or any other governmental or regulatory agency's rules, regulations, policies and interpretations, as amended (4) ensuring that any changes to Deliverables that are requested by Broker are completed in accordance with FINRA timelines and are received by FINRA, and (5) any fines, expenses, penalties or assessments imposed by FINRA or any other regulatory body as a result of the Service or the Deliverables. NYSE shall promptly notify Broker upon the occurrence of any event, including physical damage to NYSE's facilities or legal proceedings that would materially affect NYSE's ability to submit the Deliverables on Broker's behalf.

7. **Warranties and Representations**.

   a. NYSE warrants that it has the rights and authority required to enter into this Agreement and to perform the Service contemplated by this Agreement free from all liens, claims, encumbrances, security interests and any other restrictions.

   b. NYSE warrants that the Service will be performed, and the Deliverables will be prepared, in a timely and professional manner.

   c. NYSE represents that it is familiar with the OATS Rules and the OATS Reporting Technical Specifications and shall use commercially reasonable efforts to submit reports to OATS on behalf of Subscriber in compliance with OATS Rules and Technical Specifications.

d. NYSE represents that it has completed, or will complete, testing as described in the Technical Specifications.

e. NYSE represents that it has in place processes and procedures reasonably designed with the intent to ensure compliance with OATS requirements.

f. If NYSE fails to provide the Service or Deliverables as warranted in subsections b, c, and e of this section, or if any of the Deliverables are found to be incorrect, and Broker so notifies NYSE within thirty (30) days following the date NYSE delivers the Deliverables to Broker or FINRA then NYSE will re-perform the Service at no additional charge. The foregoing is Broker's sole and exclusive remedy in event of a breach of such warranties or delivery of incorrect Deliverables.

g. THE SERVICE AND DELIVERABLES PROVIDED UNDER THIS AGREEMENT ARE PROVIDED ON AN "AS IS" BASIS. EXCEPT TO THE EXTENT SET FORTH IN SUBSECTIONS 7(B), 7(C), 7(D) AND 7(E), NYSE MAKES NO REPRESENATIONS OR WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, WITH RESPECT TO THE SERVICE, DELIVERABLES OR ANY MATERIALS PROVIDED BY NYSE UNDER THIS AGREEMENT INCLUDING WITHOUT LIMITATION IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, COMPLIANCE WITH RULES OR REGULATIONS, AND NON-INFRINGEMENT. FURTHERMORE, NO GUARANTEE IS MADE AS TO THE EFFICACY OR VALUE OF THE SERVICE OR DELIVERABLES.

8. **Indemnification**. Broker shall indemnify and hold harmless and defend NYSE and its affiliates from and against any and all claims, liabilities, judgments, causes of action, damages, costs and expenses (including reasonable attorneys' fees) related to or arising out of any obligations that Broker has to FINRA or any other regulatory agency or Broker's use of the Deliverables or Service.

9. **Confidentiality**. "Confidential Information" means any and all material and information disclosed to, or acquired through observation or other perception by either party pursuant to, or concerning this Agreement or the Service, including, but not limited to, the terms of this Agreement, the Deliverables, any matters relating to the business of each party and, to the extent applicable, the corporate parents, subsidiaries, affiliates and licensors of each party, all trade secrets, information regarding business operations, designs, concepts and methodologies. Confidential Information shall not include, and the obligations herein shall not apply to, information that is (1) already known to the receiving party without an obligation of confidentiality at the time of disclosure and was not acquired directly or indirectly from the disclosing party, (2) publicly known or becomes publicly known through no wrongful act of the receiving party, (3) rightfully received from a third party and, to the knowledge of the receiving party, both without restriction and without breach of this Agreement, (4) furnished to a third party by the disclosing party without a similar restriction on the third party's rights, (5) approved for release by written authorization of the disclosing party, or (6) developed, now or later, independently by the receiving party without reference to the information acquired from the disclosing party. Each party shall maintain in confidence all Confidential Information received from the other, in any format, and shall not to disclose or otherwise make available the Confidential Information to any third party without the prior written consent of the disclosing party; provided, however, that each party may disclose the other party's Confidential Information to (1) affiliates, (2) consultants and subcontractors that have a need to know, and (3) its regulators and legal advisors.

10. **Limitation of Liability**. NEITHER PARTY IS LIABLE TO THE OTHER PARTY FOR CONSEQUENTIAL, INCIDENTAL, RELIANCE, PUNITIVE, SPECIAL OR INDIRECT DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS, INTERRUPTION OF BUSINESS, LOST, DESTROYED OR INACCURATE DATA, LOSS OF GOODWILL OR OTHER BUSINESS LOSS OR LOST SAVINGS) ARISING UNDER, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT, EVEN IF SUCH PARTY HAD BEEN ADVISED OF THE POSSIBILITY OF OR COULD HAVE FORESEEN THE DAMAGES. NYSE'S AGGREGATE LIABILITY FOR ALL EVENTS, ACTS AND OMISSIONS ARISING UNDER, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT IS LIMITED TO AN AMOUNT EQUAL TO ONE THOUSAND DOLLARS. THESE LIMITATIONS ON LIABILITY APPLY REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT, TORT, OR OTHERWISE. BROKER ACKNOWLEDGES AND AGREES THAT EXCHANGE RULE 18 DOES NOT APPLY TO THE SERVICE OR THE DELIVERABLES.

11. **Miscellaneous**.

a. Broker may not assign, transfer, delegate or pledge this Agreement or any of its obligations under this Agreement. NYSE may freely assign, delegate or pledge this Agreement or any of its obligations under this Agreement. Any assignment, transfer, delegation or pledge in violation of this subsection 11(a) is null and void.

b. This Agreement is governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws. The parties agree that any controversy or claim arising out of or relating to this Agreement or the breach of this Agreement must be tried in a court of competent jurisdiction in the State and County of New York, and the parties consent to the personal jurisdiction of these courts.

c. Sections 5, 6, 8, 9, 10 and 11 will survive termination of this Agreement and continue in full force and effect.

d. This Agreement represents the entire agreement and understanding between the parties with respect to its subject matter and supersedes any and all prior and contemporaneous agreements, understandings, documents, negotiations and/or discussions (whether oral or written) between the parties. An obligation under this Agreement can only be waived by a written instrument signed by the party waiving the obligation. Any waiver or failure to insist upon strict compliance with an obligation of this Agreement will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

e. NYSE may amend this Agreement from time to time by providing notice to Broker. Customer's use of the Services after 30 days after receipt of this notice constitutes acceptance of the relevant amendment.

f. Nothing contained in this Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

g. If any provision of this Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this Agreement.

h. Neither party is liable nor will be deemed in default for any failure or delay in its performance under this Agreement to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

i. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original.

j. Notices. Except as otherwise provided in this Agreement, all notices to the parties must be sent by: (1) courier, (2) certified mail, postage prepaid and return receipt requested or (3) e-mail with e-mail acknowledgement of receipt. All notices must be sent to: (1) in the case of NYSE: NYSE Group, Inc., Attention: Client Relationship Services, 11 Wall Street, 15th Floor, New York, NY 10005, crs@nyse.com, with a copy to NYSE Group, Inc., Attention: Office of the General Counsel, 11 Wall Street, 19th Floor New York, New York 10005, ContractNotices@theice.com and (2) in the case of Broker:

Company Name: ______________________

Contact Name: ______________________

Title: ______________________

Street: ______________________

City, State, Zip: ______________________

Email: ______________________

Each of the parties has caused this Agreement to be executed by its duly authorized representatives as of the Effective Date.

______________________	**NYSE Group, Inc.**
Broker-Dealer	
Signature	Signature
Print Name	Print Name
Title	Title
Date	Date

Exhibit A

Service Description

1. OATS Reporting

    a. NYSE shall act as the Transmitting Order Sending Organization with respect to Broker's (1) reportable order events from the Exchange's floor broker system or other broker system into properly formatted firm order record(s) ("FORE"), and (2) reportable order events ("ROEs"). NYSE shall transmit this data to FINRA's OATS system in accordance with FINRA's and the relevant Exchange's OATS regulations and the OATS Technical Specifications.

    b. NYSE shall submit FORE file(s) to OATS on behalf of Broker, as compiled from the floor broker system, in a timely manner compliant with FINRA and the relevant Exchange's rules, regulations and interpretations.

    c. NYSE shall keep up to date on regulatory developments related to OATS reporting, including changes to the OATS regulations and OATS Technical Specifications and appropriately modify and test the OATS reporting systems with the intent to ensure continued adherence to the regulations and OATS Technical Specifications.

2. Supervision

    a. NYSE shall provide to Broker an OATS daily activity report consisting of (1) all data reported to OATS, (2) rejection reports, (3) mismatch reports and (4) current status of all submitted reports.

    b. NYSE shall monitor the OATS submissions to ensure that FOREs are submitted on a timely basis and that to NYSE's knowledge; the ROEs contain complete and accurate information.

    c. NYSE shall use commercially reasonable efforts, with the reasonable assistance of Broker, to investigate and resolve all errors and rejects.

    d. NYSE shall provide support services for OATS-related issues in a reasonably timely manner.

3. Data Retention: NYSE shall store the information used to create the Deliverables for five years and will upon request from Broker provide Broker, or FINRA, with copies of the Deliverables.

NYSE Pillar - Trading Operations Desk
Authorized Traders

Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).

☐ NYSE	☐ NYSE American Equities	☐ NYSE American Options	☐ NYSE National
☐ NYSE Arca Equities	☐ NYSE Arca Options	☐ NYSE Chicago	

General Information

Firm Name: ____________________

Business Address: ____________________

City: ____________ State: ________ Zip: ________

Business Phone: ____________ CRD #: ____________

Authorized Traders

Full Name: ____________________

Email Address: ____________________

Phone #: ____________

Full Name: ____________________

Email Address: ____________________

Phone #: ____________

Full Name: ____________________

Email Address: ____________________

Phone #: ____________

Full Name: ____________________

Email Address: ____________________

Phone #: ____________

Authorized Signatory

By (Signature) ____________________ Date: ____________

Print Name: ____________________

Title: ____________________

Phone: ____________________ Email: ____________

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

Application to Aggregate Billing of Affiliated Member Firms

NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago (together "NYSE Exchanges" or separately the "Exchange") Aggregate Billing

In accordance with the applicable Exchange's fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: ______________________________

Business Address: ______________________________

City: ______________ State: __________ Zip: __________

Business Phone: ______________ CRD #: ______________

Please check the applicable market(s) for this request:

☐ **NYSE American** ☐ **NYSE Arca** ☐ **NYSE National**

☐ **NYSE** ☐ **NYSE Arca Options** ☐ **NYSE American Options**

☐ **NYSE Chicago**

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc…)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange's fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: ______________________________

Name: ______________________________

Title: ______________________________

Phone: ______________________________

Email Address: ______________________________

Date: ______________________________

Completed application should be returned via email to crs@nyse.com.

NYSE Pillar
Access Provider Connection Agreement

ACCESS PROVIDER CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the NYSE Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Access Provider Connection Agreement ("Connection Agreement").

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): ______________________________
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: ______________________________

Address: ______________________________

____

Contact Person: ______________________________

Title: ______________________________

Phone: ______________________________

Email: ______________________________

Web Address: ______________________________

User represents that it is

☐ an access provider acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

Accepted on behalf of User:

____
(Access Provider Name)

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Email: ______________________________

Date: ______________________________

Accepted on behalf of NYSE:

____
(Entity)

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Email: CRS@nyse.com

Date: ______________________________

Please return completed form to Client Relationship Services at CRS@nyse.com

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

PILLAR ACCESS PROVIDER CONNECTION AGREEMENT TERMS AND CONDITIONS

1. Connection
This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing
User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection
NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

6. Amendment
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for an Access Provider becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer

PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN "AS IS" BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE "DISSEMINATING PARTIES." WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER'S OR END USER'S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability

TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
B) ANY OTHER LOSS OR INJURY, OR
C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law

This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court's jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court's jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination

This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User's Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days' notice to NYSE, and by NYSE at any time in NYSE's sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement

User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality

Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users' use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

14. Benefit of Agreement
The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices
Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure
Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration
A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

Exhibit A to NYSE Pillar Access Provider Connection Agreement

Select the Exchange and Access Provider Type below for this Exhibit A:
Select Exchange(s): ☐ NYSE Arca ☐ NYSE Chicago ☐ NYSE American ☐ NYSE ☐ NYSE National **Select Provider Type:** ☐ Service Bureau ☐ NYSE Floor Broker OMS ☐ NYSE Floor Broker Algo

Member Name(s):

Please email completed Exhibit to CRS@nyse.com.

____
User (Access Provider)

______________________________________ ___________________________________
Authorized Signature of User Name

______________________________________ ___________________________________
Title Date

NYSE Pillar
Connectivity Questionnaire (CQ)

Instructions and Information
Permit Holders must complete, and the Exchange must approve, the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.
- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.
- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit to Connectivity@nyse.com the Session Request Form available at **www.nyse.com/pillar**.
- Step 4: Permit Holder's new access to the Exchange is complete.
- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to:	**MPID:**
☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE Equities ☐ NYSE Chicago ☐ NYSE American Options ☐ NYSE Arca Options	
How will this MPID be accessing the exchange? Please check the appropriate box(es). ***Service Bureaus, Floor Broker OMS and Floor Broker FBA Providers must sign in Section 5.**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: ____________________) ☐ Floor Broker OMS (OMS Name: ____________________) (NYSE Equities Only) ☐ Floor Broker FBA (FBA Name: ____________________) (NYSE Equities Only) ☐ Identifier Only - No Connectivity
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name**:	☐ Yes ☐ No ____

By signing this Connectivity Questionnaire:

- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire.**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

5. Access Provider Authorization (Service Bureau / Floor Broker OMS / Floor Broker FBA)

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, Floor Broker OMS or Floor Broker FBA, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Pillar Access Provider Connection Agreement, or other applicable NYSE Agreement.

Access Provider Name (Service Bureau, Floor Broker OMS or Floor Broker FBA):	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

NYSE
AN ICE EXCHANGE

Session Request Form - Pillar Native Gateway

Session setup process consists of two steps:

1. For new, or modification to existing, sessions please submit this form to connectivity@nyse.com
2. For new, or modification to existing, source network address provisioning, please complete the Source IP Permission and Peering Information in the table (Page 2) and send a separate request to clientprovisioning@ice.com

For questions regarding this form, please contact Connectivity Tel: +1 212.896.2830 option 2,1/Email: connectivity@nyse.com

Contact Information			
Company Name:			
First/Last Name:			
Email Address:			
Phone:			
Session Detail -Please select only one option from the drop down lists below and specify number of Sessions.			
Request Type:		# of Sessions:	
Market:			
Session Type:			
Protocol:			
SenderCompIDs (Type in all if modifying or removing.):			
Session Settings *(Required)* - Leave blank and proceed to the next page if protocol is drop copy. - Below default settings will apply if properties selection left unchanged.			
MPID(s)/Clearing No/ClientID/DMA SubID:			
Cancel on Disconnect:			
Priority Update Ack Subscription:			
Default Self-Trade Prevention:		STP Type:	
Symbol Eligibility:			
Max Order Qty (Exchange max applied, if blank.):		Order Capacity (Equities only):	
Drop Copy Settings *(Required)* - Leave blank if protocol is order entry. - Check only the settings that are changing if this is a modification.			
Request Type:		# of Drop Copy Sessions:	
Protocol:			
Message Preference:			
Drop Copy Filter:			
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EQUITY CLEARING LETTER OF CONSENT

Letter of Consent – To be completed by Clearing Member (defined below) and Member (set forth below).

Please select below which market(s) this Equity Clearing Letter of Consent is to be used for:

☐ NYSE Arca Equities ☐ NYSE American Equities ☐ NYSE National ☐ NYSE ☐ NYSE Chicago

The above markets are referred to as an "Exchange" or the "Exchanges," as relevant.

The term "Member" refers to a member organization, Equity Trading Permit Holder, or Participant, as applicable, of one or more Exchanges and includes applicants to be a Member of one or more Exchanges.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the National Securities Clearing Corporation ("NSCC").

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

______________________________________ ______________________________
Member CRD#

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

____
Clearing Member (Broker-Dealer Name)

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Clearing Member (NSCC Clearing #)

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Signature of Authorized Officer, Partner or Managing Member of Clearing Member

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Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of Member

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Print Name / Title

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Date

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Date

Please return this form via email to crs@nyse.com.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2023

EXHIBIT I

The audited consolidated financial statements for NYSE Chicago, Inc. for the year ended December 31, 2022 follow.

FINANCIAL STATEMENTS

NYSE Chicago, Inc.
Year Ended December 31, 2022
With Independent Auditor's Report

NYSE Chicago, Inc.

Financial Statements

Year Ended December 31, 2022

Contents

Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
NYSE Chicago, Inc.
Atlanta, Georgia

Opinion

We have audited the financial statements of NYSE Chicago, Inc. (a C Corporation) (the Exchange), which comprise the balance sheet as of December 31, 2022, and the related statements of comprehensive income, statement of changes in equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of NYSE Chicago, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Exchange and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Exchange's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Exchange's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Exchange's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.



June 22, 2023

NYSE Chicago, Inc.

Balance Sheet

(In Thousands)

December 31, 2022

Assets	
Current assets:	
Cash and cash equivalents	$ 1,972
Accounts receivable, net	4,911
Due from affiliates	19,773
Other current assets	7
Total current assets	26,663
Non-current assets:	
Property and equipment, net	2,109
Notes receivable	5,968
Deferred income taxes, net	2,972
Total non-current assets	11,049
Total assets	$ 37,712
Liabilities and equity	
Current liabilities:	
Section 31 fees payable	$ 8,859
Accounts payable and accrued liabilities	247
Total current liabilities	9,106
Non-current liabilities:	
Nonqualified pension plan	1,602
Other non-current liabilities	1,016
Total non-current liabilities	2,618
Total liabilities	11,724
Commitments and contingencies	
Equity	25,988
Total liabilities and equity	$ 37,712

See accompanying notes to financial statements.

NYSE Chicago, Inc.

Statement of Comprehensive Income

(In Thousands)

Year Ended December 31, 2022

Revenues:	
Transaction fees	$ 37,910
Market data fees	13,708
Participant services and fees	626
Trading permit fees	616
Other	233
Total revenues	53,093
Transaction-based expenses:	
Section 31 fees	17,833
Cash liquidity payments, routing and clearing	850
Total revenues less transaction-based expenses	34,410
Operating expenses:	
Compensation and benefits	91
Technology and communications	16
Professional services	406
Rent and occupancy, net	(496)
Selling, general and administrative	187
Depreciation and amortization	978
Affiliate	7,104
Total operating expenses	8,286
Operating income	26,124
Other expense:	
Interest and other expense	151
Income before income tax expense	25,973
Income tax expense	6,926
Net income	$ 19,047
Other comprehensive income:	
Employee benefit plan adjustments, net of tax	257
Total comprehensive income	$ 19,304

See accompanying notes to financial statements.

NYSE Chicago, Inc.

Statement of Changes in Equity

(In Thousands)

Year ended December 31, 2022

Balance at January 1, 2022	$	6,684
Net income		19,047
OCI adjustment from SERP		257
Balance at December 31, 2022	$	25,988

See accompanying notes to financial statements.

NYSE Chicago, Inc.

Statement of Cash Flows

(In Thousands)

Year Ended December 31, 2022

Operating activities:		
Net income	$	19,047
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		979
Non-cash note principal reduction		(1,867)
Deferred income taxes		3,220
Change in assets and liabilities:		
Accounts receivable, net		(1,078)
Other current and non-current assets		3
Accounts payable and accrued liabilities		(116)
Section 31 fees payable		7,542
Current and non-current operating lease liabilities		(2,773)
Other current and non-current liabilities		(32)
Due to affiliates, net		(21,627)
Total adjustments		(15,749)
Net cash provided by operating activities		3,298
Investing activities:		
Issuance of notes receivable		(2,307)
Net cash used in investing activities		(2,307)
Net increase in cash and cash equivalents		991
Cash and cash equivalents, beginning of year		981
Cash and cash equivalents, end of year	$	1,972
Supplemental cash flow disclosure:		
Cash paid for interest	$	68
Cash received for income taxes	$	3

See accompanying notes to financial statements.

NYSE Chicago, Inc.

Notes to Financial Statements

December 31, 2022

1. Description of Business

NYSE Chicago, Inc. ("NYSE Chicago", "We", "Us", "Our", or the "Exchange"), formerly known as Chicago Stock Exchange, Inc., is a wholly owned subsidiary of NYSE Chicago Holdings, Inc. ("Holdings" or "Parent"), a for-profit, Delaware corporation. The Parent is a wholly owned subsidiary of NYSE Group, Inc., a holding company that through its subsidiaries, operates securities exchanges including the Exchange. NYSE Group, Inc. is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). On July 18, 2018, ICE completed its acquisition of the Parent. ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, NYSE Group, Inc. has four other subsidiary SRO's: New York Stock Exchange LLC, NYSE American LLC, NYSE National, Inc., and NYSE Arca, Inc.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared by the Exchange in accordance with United States generally accepted accounting principles ("U.S. GAAP"). On July 18, 2018, ICE completed its acquisition of the Parent. The Parent has elected to not apply push-down accounting to the Exchange.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make certain estimates and assumptions that affect the amounts reported in the accompanying financial statements and disclosures. Actual amounts could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Exchange's affiliates. Affiliate expenses are recognized at the time the services are provided to the Exchange by its affiliates (Note 6).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities at the purchase date of three months or less to be cash equivalents. As of December 31, 2022, the Exchange did not hold any investments of this type and all cash amounts were held in a non-interest bearing account.

Allowance for Doubtful Accounts

Under ASU 2016-13, *Measurement of Credit Losses on Financial Instruments,* we estimate our allowance for doubtful accounts using an aging method. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb probable losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date. As of December 31, 2022, the Exchange's accounts receivable balance, net of allowance for doubtful accounts, was $4,911,000.

Depreciation and Amortization

Depreciation and amortization is provided on the straight-line method over estimated useful lives of generally three years for computer equipment and four to ten years for other equipment and office furnishings. Leasehold improvements are amortized over the shorter of the initial lease term or the estimated useful life of the improvement.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. When these indicators exist, we project undiscounted net future cash flows over the remaining life of such assets. If the sum of the projected cash flows is less than the carrying amount, an impairment would exist, measured based upon the difference between the carrying amount and the fair value of the assets. The Exchange recorded no impairment of right-of-use assets during the year ended December 31, 2022.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. Income taxes reflected in the accompanying financial statements are generally calculated as if the Exchange filed separate income tax returns, except where allocation is permitted under treasury regulations, and are accounted for under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Exchange's separate return method that can be used by its affiliates are treated as intercompany transactions between the Exchange and the affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

The Exchange recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expect to be entitled in exchange for those goods or services.

Transaction fees are imposed on certain trades and clearing activity executed by NYSE Chicago, Inc. institutional brokers. Transaction fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Institutional brokers may earn a monthly transaction fee credit based upon a formula that incorporates the total number of shares executed on the Exchange by the broker for which the Exchange received a transaction fee. Institutional brokers may earn a monthly clearing fee credit based on a formula that incorporates the total number of shares cleared through the Exchange by the broker for which the Exchange received a clearing fee. Liquidity fees and rebates are imposed on trades executed in the Exchange matching system. Fees are charged if liquidity is taken from the matching system and rebates, in certain circumstances, are credited if liquidity is provided to the matching system. Transaction fees are recorded gross of liquidity, routing and clearing payments. Liquidity and clearing payments are included in transaction-based expenses in the statement of comprehensive income.

Participant services and fees consist principally of connectivity fees, SRO fees, and other fees. Such fees are recognized over the period the fees are earned. Market data fees are earned on the sale of market transaction information and are derived from market share data. Market data fees are accrued in the month the Exchange's performance obligations of data delivery is met and included in market data fees in the statement of comprehensive income. Trading permit fees are recognized on an accrual basis when earned.

Transaction fees can be variable based on trade volume discounts used in the determination of rebates, however virtually all volume discounts are calculated and recorded on a monthly basis. The Exchange also makes liquidity payments to certain customers and recognizes these payments as a cost of revenue. These are also considered a cost of revenue, and are included in transaction-based expenses.

Activity Assessment Fees and Section 31 Fees

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the statement of comprehensive income) are assessed to recover the government's costs of supervising and regulating the securities markets and professionals and are subject to change. The Exchange, in turn, collect corresponding activity assessment fees, which are included in transaction fees in the statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when earned. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed to equal the Section 31 fees. As a result, activity assessment fees and the corresponding Section 31 fees do not have an impact on the Exchange's net income.

Leases

Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using an estimated incremental borrowing rate. The Exchange expenses rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in rent and occupancy in the accompanying statement of comprehensive income.

3. Property & Equipment

Components of property and equipment were as follows as of December 31, 2022 (in thousands):

Leasehold improvements	16
Computers and equipment	4,089
Software, including software development costs	1,383
	5,488
Less: accumulated depreciation and amortization	(3,379)
Total property and equipment, net	$ 2,109

4. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs and broker-dealers. To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes, which increases the risk that SROs, including us, will not be reimbursed for costs expended to date. Due to delays and failures in implementation and functionality by the original plan processor, as well as recently published proposals by the SEC for an amended timeline and implementation structure, we recorded promissory note impairment charges of $223,000 in 2020. We believe the risk that SROs are not reimbursed has increased, resulting in this impairment. Until the SEC approves a funding model that shares the cost of the CAT between the SROs and broker-dealers, the Exchange may continue to incur additional costs, which may become significant and may not be reimbursed. As of December 31, 2022, the Exchange has a remaining accrual of approximately $5,968,000 as a receivable in connection with our portion of expenses related to the CAT implementation. There were no write-offs in 2022 and there is no additional impairment as of December 31, 2022.

5. Income Taxes

The components of the income tax provision for the year ended December 31, 2022 were as follows (in thousands):

Current:	
Federal	$ 2,325
State and local	1,381
Total current	3,706
Deferred:	
Federal	2,639
State and local	581
Total deferred	3,220
Total tax expense	$ 6,926

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2022, was as follows:

Federal statutory rate	21 %
State and local taxes (net of federal benefit)	6
Effective tax rate	27 %

The effective tax rate is greater than the federal statutory rate primarily due to state and local income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2022 (in thousands):

Deferred tax assets:	
Loss Carryforwards	$ 2,549
Pension	490
Other	478
Total deferred tax assets	$ 3,517

Deferred tax liabilities:	
Property and equipment	(545)
Total deferred tax liabilities	(545)
Net non-current deferred tax assets/(liabilities)	$ 2,972

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes or tax benefits that exist based on the Exchange's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates. We believe the deferred tax assets will be fully realized prior to expiration.

As of December 31, 2022, the Exchange has gross federal net operating loss carryforwards of $12,093,000, and gross state and local net operating loss carryforwards of $125,000. These carryforwards are available to offset future taxable income until they begin to expire in 2023. Tax years prior to 2017 are no longer subject to examination.

6. Related Parties

The Exchange has an agreement with New York Stock Exchange LLC, a wholly-owned subsidiary of NYSE Group, Inc., and ICE for them to provide management, regulatory and/or technical support services to the Exchange. The expenses incurred by New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2022, expenses of $6,062,000 have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying statement of comprehensive income. ICE also pays federal and certain state and local unitary income taxes on behalf of the Exchange. ICE and New York Stock Exchange LLC also make payments to vendors and employees on behalf of the Exchange. Prior to ICE acquiring Parent, Holdings historically paid on behalf of or advanced funds to the Exchange to pay various operating expenses.

The Exchange is required per the SEC, under Regulation National Market System, to provide quotation and last sale information to Securities Industry Automation Corporation ("SIAC"), a wholly owned subsidiary of NYSE Group, Inc. SIAC also provides data center services to the Exchange. The Exchange expensed $977,000 during the year ended December 31, 2022 related to the agreement with SIAC. The Exchange receives consortium-based market data products from subsidiaries of NYSE Group, Inc. Archipelago Securities LLC acts as a routing agent of the Exchange by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange expensed $65,000 during the year ended December 31, 2022 related to the routing agreement. The Exchange also invoiced Archipelago Securities LLC $86,000 for transactions executed on the Exchange platform.

As of December 31, 2022, the Exchange had a $19,773,000 net receivable related to these agreements. There is no interest charged on the balances. There is no specific due date for theses payables and settlement of such payables has not been demanded by affiliates. The affiliates have no intention of demanding settlement of such payables within the next year.

7. Employee Benefit Plans

The Exchange has a nonqualified defined benefit pension plan that covers all eligible employees as defined. The nonqualified pension plan, with an aggregate projected benefit obligation of $1,787,000 as of December 31, 2022, is unfunded. In September 2004, the Exchange froze the future benefit accruals for the nonqualified defined benefit pension plan. The elimination of future benefit accruals triggered a curtailment event under ASC 715, "Compensation—Retirement of Benefits."

A reconciliation of beginning and ending balances of the projected benefit obligations, certain actuarial assumptions, fair value of plan assets, and the funded status of the plan and the components of pension cost for the nonqualified defined benefit plan is indicated below (in thousands):

Change in benefit obligation:		
Benefit obligation at January 1, 2022	$	2,251
Interest cost		49
Actuarial gain		(320)
Benefits paid		(193)
Benefit obligation at December 31, 2022	$	1,787
Change in plan assets:		
Fair value of plan assets at January 1, 2022	$	—
Employer contributions		193
Benefits paid		(193)
Fair value of plan assets at December 31, 2022		—
Accumulated benefit obligation	$	1,787
Amounts recognized in the balance sheet:		
Accounts payable and accrued liabilities	$	185
Non-current liabilities	$	1,602

The components of the pension plan expense in the statement of comprehensive income are set forth below for the year ended December 31, 2022 (in thousands):

	Year Ended December 31, 2022	
Interest cost	$	49
Amortization of loss		42
Net periodic benefit cost	$	91

The Exchange used a weighted-average discount rate of 2.25% to determine benefit obligations.

The accumulated other comprehensive loss as of December 31, 2022 consisted of $745,000, net of deferred tax asset of $9,000, that has not yet been recognized in net periodic benefit cost.

Estimated future benefit payments, which reflect expected future service at December 31, 2022, are as follows (in thousands):

2023	$	189
2024		182
2024		174
2025		166
2026		157
Next 5 years		692

A 2.25% weighted–average discount rate assumption was used to determine net periodic benefit costs for the year ended December 31, 2022.

8. Leases

The Exchange recognizes rent expense monthly on a straight-line basis for each respective operating lease, as a reduction to the right-of-use asset. The Exchange recognized $496,000 of rent benefit for office space as rent and occupancy expense in 2022, within the Exchange's statement of comprehensive income. The Exchange terminated its office lease effective October 19, 2022, so there is no lease liability balance for the year-end December 31, 2022.

9. Note Payable

In March 2009 and 2014, the Exchange further amended its December 2000 amended and restated lease related to office space. The Exchange was able to lower monthly rent payments and surrender office space. In consideration of the lessor agreeing to terminate the lease with respect to the surrendered space, the Exchange executed an interest-bearing promissory note in the amount of $6,000,000.

Interest expense of 4%, is recognized over the life of the note. For the year ended December 31, 2022, the Exchange recorded interest expense of $60,000.

As part of the lease termination noted in the Note 8, the Landlord released and discharged the Exchanges from any liabilities or obligations from the promissory note effective October 19, 2022. As a result, there was no outstanding principal balance for the year ended December 31, 2022.

10. Concentration and Credit Risk

The Exchange has credit risk related to transaction fees that are billed to subscribers on a monthly basis, in arrears. The Exchange's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. As of December 31, 2022, five customers comprise 43% of customer accounts receivable and five customers comprise 35% of net transactional revenue.

The Company's cash is held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. As of December 31, 2022, the Company had approximately $1,722,000 in excess of FDIC-insured limits. The Company has not experienced any losses in such accounts.

11. Contingencies

From time to time, the Exchange is subject to legal proceedings and claims that arise in the ordinary course of business. In addition, we are subject to periodic reviews, inspections, examinations and investigations by regulators in the U.S., any of which may result in claims, legal proceedings, assessments, fines, penalties, or restrictions on our business. The Exchange does not currently believe that any estimate can be made of possible loss (or range of loss) in connection with any such matters, including pending ongoing SEC investigations, but this outlook could potentially change based on future developments.

12. Subsequent Events

The Exchange has evaluated subsequent events and transactions through June 22, 2023, the date the financial statements were issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2023

EXHIBIT K

The ownership structure of NYSE Chicago, Inc. is as follows:

1. Full legal name: NYSE Chicago Holdings, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: February 8, 2005

4. Approximate ownership interest: 100% ownership interest

5. Whether the Person has control: Yes, NYSE Chicago Holdings, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2023

EXHIBIT M

An alphabetical listing of the members and member organizations of NYSE Chicago, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained by NYSE Chicago, Inc., is kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations of NYSE Chicago Inc. is publicly available on the Exchange's website at www.nyse.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE CHICAGO, INC.

JUNE 2023

EXHIBIT N

A schedule of NYSE Chicago, Inc.'s securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.